FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese.)
Companhia Brasileira de Distribuição Individual and Consolidated Financial Statements for the Year Ended December 31, 2018 and Independent Auditor’s Report

Companhia Brasileira de Distribuição

Consolidated Financial Statements

Years ended December 31, 2018 and 2017

Index

Independent auditor’s report on individual and consolidated financial statements	3
Message from management	9
Report of audit committee	11
Management statement on the financial statements	14
Management statement on the independent auditor’s report	15

Financial statements

Consolidated Balance Sheet	16
Consolidated Statement of operations	18
Consolidated Statement of comprehensive income	19
Consolidated Statement of changes in shareholders’ equity	20
Consolidated Statement of cash flows	21
Consolidated Statement of value added	24
Notes to the consolidated financial statements	25

A free translation from Portuguese into English of Independent Auditor’s Report on Individual and Consolidated Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

INDEPENDENT AUDITOR’S REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Companhia Brasileira de Distribuição

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of Companhia Brasileira de Distribuição (the “Company”), identified as Parent Company and Consolidated, respectively, which comprise the statement of financial position as at December 31, 2018 and the statements of profit or loss, of comprehensive income, of changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Companhia Brasileira de Distribuição as at December 31, 2018, and its individual and consolidated financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by Brazil’s National Association of State Boards of Accountancy (CFC) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis on restatement of corresponding figures

As mentioned in Note 5, as a result of the adoption of accounting pronouncements CPC 47 - Contract Revenue with Customer and CPC 49 - Financial Instruments, the corresponding figures referring to the year ended December 31, 2017 presented for comparison purposes were adjusted and are restated as provided in CPC 23 - Accounting Estimates, Changes in Estimates and Errors. Our opinion does not contain any modification in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Tax credit realization – State value-added tax (ICMS)

At December 31, 2018, ICMS tax credits totaled R$ 1,326 million in Parent Company and R$ 2,335 million in Consolidated. As disclosed in Note 11 to the financial statements at December 31, 2018, management assesses the risk of tax credit recovery, which depends on the generation of future ICMS debts on the Company’s operations. Such assessment is conducted based on an annual study on the Company’s tax credit recoverability. Preparation of this study involves a significant level of judgment and estimate by Company management in determining sales projections of its stores and other assumptions. It also includes non-observable data that is subject to and rely on factors that are beyond the Company’s control.

How our audit has addressed this matter:

Our audit procedures included, among others: i) understanding of the process implemented by management to prepare the annual study on tax credit recoverability, including an assessment of the design and operational effectiveness of the internal controls implemented by the Company on this annual process and on the preparation of the projections used by management; ii) assessment of the assumptions and criteria discussed above and whether the data used in the preparation of the annual study on tax credit recoverability was reasonable; iii) comparing the most significant assumptions used by Company management with industry and economic trends, and with our expectations, which were established based on our knowledge of the Company's operations and the economic environment where it operates; iv) assessing the accuracy of management’ historical estimates, and conducting a sensitivity analysis of the most significant assumptions to determine the impact of a reasonable change in such assumptions in the annual study on tax credit recoverability and v) assessment of the mathematical accuracy of the calculations included in the annual study on tax credit recoverability.

In addition, we have assessed the adequacy of disclosures in Note 11 to the financial statements at December 31, 2018.

Based on the results of the audit procedures we conducted on the annual study on tax credit recoverability, which is in line with management’s assessment, we consider that the criteria and assumptions related to the ICMS tax credit recoverability adopted by management, and respective disclosures in Note 11, are appropriate, in the context of the overall financial statements.

Tax contingencies with likelihood of loss rated as possible

As disclosed in Note 21.6 to the financial statements at December 31, 2018, the Company is a party to administrative and legal proceedings arising from various tax contingencies that total R$ 10,671 million, for which no provision was recorded at December 31, 2018, as the likelihood of loss was assessed as possible based on the information available as of this date.

Determining the likelihood of loss and the recognition of a provision for tax contingencies, if any, involves a significant level of judgment by management in determining whether the Company will be awarded a favorable court decision on said proceedings and whether an outflow of resources is expected, considering the complexity of the Brazilian tax environment and lack of case law on certain tax matters. In this assessment, management relies on the assistance of outside legal advisors. In addition, changes in the assessment of the likelihood of loss in tax proceedings resulting from case law or new understandings of the respective courts may not be detected by Company management.

How our audit has addressed this matter:

Our audit procedures included, among others: i) understanding of the process implemented by management to estimate the likelihood of loss of tax proceedings, including an assessment of the design and operational effectiveness of the internal controls implemented by the Company to detect, monitor and assess those tax proceedings, ii) obtaining confirmation letter replies directly from the Company’s outside legal advisors, and comparing their assessments on the tax proceedings with those made by management; and iii) involving tax specialists to assess whether management’s judgment, made together with the Company’s outside legal advisors, was reasonable for a sample of tax themes assessed as possible loss, based on an understanding of the arguments considered critical by management to prevail in the legal discussion; and iv) reviewing the legal opinions obtained by Company management for the most significant tax matters, and assessing whether the legal grounds were supported by the case law and trends observed in recent court rulings.

In addition, we assessed whether the disclosures made by the Company, for the most significant tax contingencies, were appropriately included in Note 21.6 to the financial statements at December 31, 2018.

Based on the results of the audit procedures over the judgments and assessments of likelihood of loss on the tax proceedings assessed as possible loss, which is in line with management’s assessment, we consider that the criteria and assumptions adopted by management to determine the estimated loss in such proceedings, and respective disclosures in Note 21.6, are appropriate, in the context of the overall financial statements.

Assets held for sale and discontinued operations

At December 31, 2018, assets held for sale totaled R$ 24,443 million, liabilities related to assets held for sale totaled R$ 19,412 million, and loss after tax from discontinued operations totaled R$ 74 million. As disclosed in Note 32 to the financial statements, the process to sell equity interest held by the Company in Via Varejo S.A. and subsidiaries (“Via Varejo”) started in 2016 but had not been completed at December 31, 2018. Company management continues committed to the sale plan. Via Varejo operations are still presented as discontinued operations, as required by accounting pronouncement CPC 31– Ativo Não Circulante Mantido para Venda e Operação Descontinuada  (equivalent to IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations).

Measurement of assets held for sale for the lower of their carrying amount and fair value less costs to sell, required by the accounting pronouncement referred to above, involves significant judgments and estimates by Company management to determine the recoverable amount of those assets, including an assessment of the assumptions supported by professional judgment, which considers non-observable data that is subject to and relies on factors beyond the Company’s control. Presentation of Via Varejo operations as discontinued operations had a significant impact on the Company’s financial statements, including detailed disclosures in notes on the statements of financial position, of profit or loss and of cash flows of Via Varejo. Such process also involved judgment by Company management to support that Via Varejo operations should still be presented as discontinued operations at December 31, 2018, even though the sale had not been completed one year after the sale plan started.

How our audit has addressed this matter:

Our audit procedures included, among others, understanding of the process implemented by Company management to estimate the fair value, and assessing the design and operational effectiveness of the internal controls implemented by the Company on: i) oversight and monitoring of the preparation of the financial statements and determination of amounts related to Via Varejo discontinued operations; and ii) the measurement of assets held for sale at the lower of their carrying amounts of fair values less costs to sell. We have assessed the presentation of the discontinued operations in the Company’s financial statements and involved specialists in corporate finance to help us assess the assumptions and criteria adopted by management to measure the fair value less costs to sell of assets held for sale and determine the recoverable amount of these assets. We have analyzed the documentation prepared by management to support that Via Varejo operations should still be presented as discontinued operations, including (i) approvals provided by Company Board of Directors relating to expansion of sale possibilities, including disposal of interest by means of capital market transactions and (ii) assessment of the sale of a portion of Via Varejo shares by the Company in December 2018 and disclosed in Note 32.

In addition, we have assessed the adequacy of the Company’s disclosures on these matters, included in Note 32 to the financial statements at December 31, 2018.

Based on the results of the audit procedures we conducted, which is in line with management’s assessment, we consider that the policies related to the presentation of assets held for sale and the result of discontinued operations are appropriate to support the judgments, estimates and disclosures included in the context of the overall financial statements.

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for year ended December 31, 2016, prepared under the responsibility of Company management, and presented as supplementary information for purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company’s financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by  Accounting Pronouncement CPC 09 – Demonstração do Valor Adicionado. In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in abovementioned accounting pronouncement, and are consistent in relation to the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•         Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•         Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•         Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•         Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•         Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•         Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 20, 2019

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

MESSAGE FROM MANAGEMENT

The year 2018 brought excellent results for GPA. We delivered sequential important market share gains and solid results for the Group’s businesses. The accelerated store expansion at Assaí over recent years supported strong sales and substantial net income growth. At Multivarejo, sales improved sequentially, accompanied by higher profitability. Our multi-channel, multi-format and multi-region portfolio, combined with the optimization of our store portfolio through conversions, renovations and new concepts, has ensured a better offering of products and services for our customers, further strengthening their power of choice. We also advanced in the digital transformation of our businesses, reinforcing GPA’s pioneering efforts on fronts such as food e-commerce and loyalty programs, which supported efficiency gains in our search for new revenue streams.

Despite a macroeconomic scenario still marked by recovery, we maintained a high level of investment in the year of over R$1.7 billion, or 28.8% more than in 2017, which reinforces our confidence in the execution of our business strategy and in the recovery of the Brazilian economy. We posted gross sales of R$53.6 billion, 10.7% higher than in 2017, and market share gains at both Multivarejo and Assaí, with sequential improvements in our results, which led net income to more than double to R$1.3 billion in the year.

At Assaí, 2018 was marked by solid and strong sales growth, which was leveraged by the banner’s nationwide footprint. Assaí, which ended the year with 144 stores, maintained its accelerated pace of store openings: 18 new units. The highly effective strategy for determining the sites of these stores supported above-expectation performance and the best result in sales per square meter of the last five years. This year, Assaí also was included on the list of Brazil’s Most Valuable Brands compiled by Interbrand.

Meanwhile, Multivarejo delivered important revenue growth, reflecting the more dynamic commercial actions, the better positioning of banners and the higher penetration of loyalty tools and customization of the “My Discount” app and “My Rewards” initiative. Over the year, the Extra Super and Proximity formats posted significant improvement in their performances, while the Pão de Açúcar banner maintained its high profitability.

We made important adjustments in the portfolio, with improvements within the formats: 15 Pão de Açúcar stores, totaling 20 stores renovated to the new model, which focuses entirely on the shopping experience and on strengthening the banner’s value proposition. Another 23 Extra Super stores were remodeled under the Mercado Extra concept and 13 stores were converted into Compre Bem, which since their conversion already have been delivering strong growth.

Another important action was the repositioning of our Private-Label portfolio with a priority on improving quality and price competitiveness, which has led to an increase in the share of these products in the Super, Hyper and Proximity formats. Additionally, it has strengthened our competitiveness in regional markets and our loyalty-building efforts. In 2018, we launched 500 new products, supported by a new communication model and promotional campaigns.

We also created the Digital Transformation department and began working more closely with foodtech startups. We prospected over 350 companies in the industry, which resulted in a partnership with Cheftime, online subscription service and sales of gastronomic kits, and in the acquisition of James Delivery, a multiservice delivery platform for various products. We also inaugurated Pão de Açúcar Adega, a platform formed by an exclusive online wine shop with nationwide delivery, an application and a brick-and-mortar store (in São Paulo city) to give consumers a truly omnichannel experience.

Looking to the future also means having our management integrated with sustainability principles, assessing risks and identifying opportunities to create value for all our stakeholders. As a transformational agent and a link in a chain, we adopt responsible sourcing management that include aspects such as preserving species, animal welfare, combating deforestation and verifying adequate work conditions.

We have a highly motivated and diverse team of more than 100,000 employees across Brazil. We were able to surpass the mark of 30% women in leadership positions (managerial level and higher) and increased to 21% the percentage of persons with disabilities on our team.

Consistent with our commitment to diversity, we launched the Manifesto of Senior Male Leaders for Gender Equality and created two other Affinity Groups, for Racial Equality and LGBTI+, which complement the activities of the Gender Equality Committee created in 2013. All these actions, combined with others to value our people, promote conscientious consumerism, protect the links of the production chain, preserve the environment and engage society reinforce the pillars that guide our business strategy.

We ended 2018 with very positive progress and solid and sustainable results in our businesses, which are accomplishments that reflect the engagement and capacity of our entire team. We continue working to ensure a store portfolio that meets consumers’ needs, products and initiatives that offer the best options to our shareholders, suppliers, employees and, most importantly, a permanent focus on our customers.

Peter Estermann

Chief Executive Officer

Audit Committee Report – Fiscal Year 2018

Initial information

The Audit Committee (“Committee”) of Companhia Brasileira de Distribuição (“Company”) is an advisory statutory body linked directly to Board of Directors.

The current configuration of the Committee is composed of 4 (four) members, all elected at a meeting of the Company's Board of Directors held on April 27, 2018, with a unified term of office of two years, with the possibility of re-election. All members are independent, and two of the members serve as members of the Company´s Board of Directors, one of which has the responsibility of coordinating the Committee.

The responsibilities and functions of the corporate governance bodies interacting with the Audit Committee are disposed in the Investor Relations portal of Companhia Brasileira de Distribuição, accessible through the following electronic address: http://www.gpari.com.br/conteudo_pt.asp?idioma=0&conta=28&tipo=29901

Activities of the Audit Committee in 2018

The Audit Committee held 10 (ten) ordinary meetings, being all of them with the presence of members of the Company´s Executive Board, internal audit members and other members of the Company´s management. Further, 8 (eight) of the meetings had the presence of representatives of the independent auditors.

The Audit Committee, jointly or through its members individually, also held meetings with the Directors responsible for the Company's Business Units for detailed knowledge of the operations of each respective area. The Coordinator of the Audit Committee periodically reported the main topics discussed at these meetings to the other members of the Board of Directors at their regular meetings.

The GPA / CBD Audit Committee Coordinator periodically interacts also with members of the Internal Audit area of the Casino Group, based in France, aiming at the exchange of experiences and best practices of Governance.

Meetings with the Executive Board

The Committee met in 2018 with the Executive Board and their respective teams in order to obtain information about the structures and operations of the areas, their work processes, possible deficiencies identified in the control systems, mitigating mechanisms in force and plans for improvements.

Among the matters that demanded more attention from the Committee, the following stand out:

•         Contingencies and provisions

The Audit Committee continued the monitoring, as in previous years, together with the Legal Department, the progress of the implementation of a new system (including software) for the management of the Company's administrative and judicial procedures, which allows the closest control of provisions and the review of the basis of the cases in dispute, with the potential to obtain improvements.

During the year of 2018, the Committee kept paying close attention to the progress in the tax claims and further risks involved in the lease by the Company of third-party owned goodwill.

•         Transactions with related parties

In accordance with the procedures and guidelines set forth in the Related Party Transactions Policy, the Audit Committee evaluated specific cases of compliance with the procedures set forth in the Policy in the formalization of the processes subsequently submitted for deliberation by the Board of Directors.

            Technology and Information Security Issues

The Committee continued to prioritize the progress of processes and controls involving information technology issues in order to be informed about the long- and medium-term action plans for improving IT management.

Based on the analysis of the Internal Auditors and of the Independent Auditors, the Committee continued to monitor the process of auditing the internal controls related to the topic of Information Security.

            Accounting

Together with the Accounting Department, the Committee analyzed and discussed the information contained in the Financial Statements and the Explanatory Notes, always with the participation of the Independent Auditors, prior to the disclosure of the quarterly results and the results for the year ended 12/31/2018.

In addition, the Committee continued to monitor during 2018 the implementation of a system developed to consolidate the Company's financial information.

            Tax Issues

During the year 2018, the Committee continued to monitor the development of the system for controlling taxes on purchases, transfers and sales, which includes an action plan that aims to implement systemic solutions and revise / create processes to standardize and organize the generation of information related to tax rules, product costing, tax calculation, inventory management and basic records.

In addition, during the year 2018, members of the Committee held discussions with the Company on the methodology for monetizing tax credits, as well as continuing to monitor quarterly the compliance with the credit consumption schedule.

            Compliance

During the year 2018, the Committee maintained the supervision of the Compliance area of the Company (from the end of 2018 under the responsibility of the Compliance Management area).

The process of implementing the Company's Integrity Program (as provided for in Law No. 12,846, Anti-Corruption Law) conducted by the Company, with the follow-up of the Audit and Corporate Governance Committees, was completed and analyzed and discussed all the procedures to be followed.

            Intern Control and Risks

The Committee kept constant supervision of the work carried out by the area responsible for internal controls during the year 2018.

            Complaint Channel

The Audit Committee regularly monitors the most relevant complaints received through the internal communication channel (Ombudsman) in a confidential manner and without the identification of the complainant.

Performance Evaluation

The Audit Committee annually evaluates its own performance and evaluates the performance of the Internal and of the Independent Auditors. These evaluations identify improvement points and corresponding action plans and are reported to the Board of Directors.

Suggestions of the Audit Committee

Suggestions for improvements in processes and procedures have been presented by the Committee and addressed by the Company.

Conclusions

The Audit Committee understands that all relevant matters made known to it by the work performed and described in this Report are adequately disclosed in the Management Report and in the Audited Financial Statements related to December 31, 2018, recommending their approval by the Board of Directors.

São Paulo, February 20th, 2019.

Luiz Nelson Guedes de Carvalho, Coordinator of the Audit Committee and Accounting, Financial and Audit Specialist and Representative of the Board of Directors on the Audit Committee.

Eleazar de Carvalho Filho, Representative of the Board of Directors on the Audit Committee.

Renan Bergmann

Gisélia Oliveira

Management statement on the financial statements

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009,  as amended, the Directors stated that have reviewed, discussed and agreed with the Company´s Financial Statement related to the year ended 2018, authorizing the conclusion on this date.

São Paulo, February 20, 2019.

Directors

Peter Estermann

President

Christophe José Hidalgo

Vice President of Finance

Daniela Sabbag

Investor’s relationship Director

Management statement on the independent auditor’s report

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, as amended,  the Directors stated that have reviewed, discussed and agreed with to the Independent Registered Public Accounting Firm Report over the Company´s Financial Statements for the year ended 2018, issued on this date.

São Paulo, February 20, 2019.

Directors

Peter Estermann

President

Christophe José Hidalgo

Vice President of Finance

Daniela Sabbag

Investor’s relationship Director

Companhia Brasileira de Distribuição

Balance Sheets

December 31, 2018 and 2017

 (In millions of Reais)

		Parent Company			Consolidated
	Note	12.31.2018	12.31.2017	01.01.2017	12.31.2018	12.31.2017	01.01.2017
			Restated			Restated
Current assets
Cash and cash equivalents	7	2,935	2,868	4,496	4,369	3,792	5,112
Trade accounts receivable, net	8	274	428	390	384	618	535
Other receivable	9	291	253	104	302	267	119
Inventories, net	10	3,606	3,042	3,106	5,909	4,822	4,641
Recoverable taxes	11	316	360	557	679	596	674

Derivative financial instruments	18.1	-	-	-	43	-	-
Other current assets		118	119	135	175	146	252
Assets held for sale	32	2,014	2,009	1,837	24,443	22,775	20,153
Total current assets		9,554	9,079	10,625	36,304	33,016	31,486

Noncurrent assets
Trade receivables, net	8	4	80	-	4	80	-
Other receivables	9	128	447	81	128	642	612
Recoverable taxes	11	1,813	1,465	521	2,745	1,747	632
Derivative financial instruments	18.1	35	12	-	44	28	-
Deferred income tax and social contribution	20	172	112	158	207	125	174
Related parties	12	341	206	359	34	25	17
Restricted deposits for legal proceedings	21.7	624	609	534	776	762	661
Prepaid expenses		17	8	13	59	43	45
Investments	13	4,536	3,345	3,029	203	156	311
Investment properties		20	21	23	20	21	23
Property and equipment, net	14	5,864	6,286	7,043	9,650	9,138	9,182
Intangible assets, net	15	1,674	1,193	1,193	2,675	1,924	1,908
Total noncurrent assets		15,228	13,784	12,954	16,545	14,691	13,565
Total assets		24,782	22,863	23,579	52,849	47,707	45,051

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Balance Sheets

December 31, 2018 and 2017

(In millions of Reais)

		Parent Company			Consolidated
	Note	12.31.2018	12.31.2017	01.01.2017	12.31.2018	12.31.2017	01.01.2017
			Restated			Restated
Current liabilities
Trade payable, net	16	5,604	5,377	5,091	9,246	8,128	7,232
Borrowings and financing	17	1,336	1,223	2,763	2,016	1,251	2,957
Payroll and related taxes		433	441	446	686	640	614
Taxes and contributions payable	19	236	228	189	370	301	254
Related parties	12	316	387	510	145	153	147
Dividends payable	24.8	57	78	-	57	78	-
Financing of property		68	95	32	149	116	116
Rent payable		126	120	100	127	128	110
Deferred revenue	23	89	28	127	250	146	224
Other current liabilities		258	185	252	327	227	296
Liabilities related to assets held for sale	32	-	-	-	19,412	17,824	15,632
Total current liabilities		8,523	8,162	9,510	32,785	28,992	27,582

Noncurrent liabilities
Borrowings and financing	17	3,403	2,876	2,775	3,509	3,337	2,912
Deferred income tax and social contribution	20	-	-	-	581	394	317
Tax payable in installments	19	471	566	540	471	566	540
Provision for risks	21	987	812	891	1,235	1,107	1,177
Deferred revenue	23	10	22	24	13	22	24
Provision for losses on investiment in associates	13	267	195	36	267	195	36
Other current liabilities		38	42	38	49	53	46
Total noncurrent liabilities		5,176	4,513	4,304	6,125	5,674	5,052
Shareholders’ equity
Share capital	24	6,825	6,822	6,811	6,825	6,822	6,811
Capital reserves		413	355	331	413	355	331
Earning reserves		3,911	3,060	2,643	3,911	3,060	2,643
Other comprehensive income		(66)	(49)	(20)	(66)	(49)	(20)
		11,083	10,188	9,765	11,083	10,188	9,765
Non-controlling interest		-	-	-	2,856	2,853	2,652
Total shareholders’ equity		11,083	10,188	9,765	13,939	13,041	12,417

Total liabilities and shareholders’ equity		24,782	22,863	23,579	52,849	47,707	45,051

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Operations

Years ended December 31, 2018 and 2017

 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2018	12.31.2017	12.31.2018	12.31.2017
			Restated		Restated

Net operating revenue	25	26,197	25,990	49,388	44,634
Cost of sales	26	(18,854)	(18,016)	(37,834)	(33,646)
Gross profit		7,343	7,974	11,554	10,988
Operating expenses, net
Selling expenses	26	(5,213)	(5,336)	(7,297)	(7,027)
General and administrative expenses	26	(765)	(792)	(1,057)	(1,032)
Depreciation and amortization		(604)	(602)	(840)	(779)
Share of profit of associates	13	1,063	592	33	(89)
Other operating expenses, net	27	(185)	(507)	(216)	(579)
		(5,704)	(6,645)	(9,377)	(9,506)
Profit from operations before net financial and income tax		1,639	1,329	2,177	1,482

Financial expenses, net	28	(443)	(660)	(474)	(730)

Income before income tax and social contribution		1,196	669	1,703	752

Income tax and social contribution	20	26	(57)	(449)	(297)

Net income for the year from continued operations		1,222	612	1,254	455
Net income for the year from discontinued operations		(29)	(32)	(74)	356
Net income for the year		1,193	580	1,180	811
Attributed to:
Controlling shareholders from continued operations		1,222	612	1,254	455
Controlling shareholders from discontinued operations		(29)	(32)	(61)	125
Total of controlling shareholders		1,193	580	1,193	580

Non-controlling shareholdersfrom- discontinued operations		-	-	(13)	231
Total of non-controlling from shareholders		-	-	(13)	231

Earnings per share (Weighted average cost - R$)	29	12.31.2018	12.31.2017
Basic
Common – continued and discontinued operations		4.19870	2.05284
Common – continued operations		4.42584	1.61730
Preferred – continued and discontinued operations		4.64129	2.25812
Preferred – continued operations		4.86842	1.77904

Diluted
Common – continued and discontinued operations		4.19870	2.05284
Common – continued operations		4.42584	1.61730
Preferred – continued and discontinued operations		4.60961	2.24600
Preferred – continued operations		4.83520	1.76950

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Comprehensive Income

Years ended December 31, 2018 and 2017

 (In millions of Reais)

	Parent company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
		Restated		Restated
Net income for the year	1,193	580	1,180	811
-Items that may be subsequently reclassified to statement of operations:
Foreign currency translation	(24)	(20)	(24)	(20)
Fair value of trade receivable	8	(10)	8	(17)
Income taxes related to other comprehensive income	-	2	2	3
-Items that will not be reclassified subsequently to statement of operations:
Other comprehensive income	(1)	(1)	(1)	(1)
Comprehensive income for the year	1,176	(551)	1,165	776

Attributed to:
Controlling shareholders			1,176	551
Non-controlling shareholders			(11)	225
			1,165	776

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2018 and 2017

 (In millions of Reais)

		Capital reserves		Earnings reserves						Controlling shareholders’	Non-controlling Interest	Total
Restated	Share Capital	Other Reserves	Stock Options	Legal	Expan-sion	Treasury Shares	Earnings Retention	Retaining earnings	Accumulated other comprehensive Income
Balance at December 31, 2016 previously presented	6,811	7	324	426	2,299	(7)	-	-	-	9,860	2,737	12,597
Adjustment retrospective application (see note 5.1.4)	-	-	-	-	-	-	-	(75)	(20)	(95)	(85)	(180)
Balance at January 1, 2017	6,811	7	324	426	2,299	(7)	-	(75)	(20)	9,765	2,652	12,417
Other comprehensive income:
Loss for the year	-	-	-	-	-	-	-	580	-	580	231	811
Foreign currency translation	-	-	-	-	-	-	-	-	(20)	(20)	-	(20)
Fair value of trade receivable	-	-	-	-	-	-	-	-	(10)	(10)	(7)	(17)
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	2	2	1	3
Other comprehensive income	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Comprehensive income for the year	-	-	-	-	-	-	-	580	(29)	551	225	776

Capital increase (note 24.1)	11	-	-	-	-	-	-	-	-	11	-	11
Share-based expenses (note 24.5)	-	-	16	-	-	-	-	-	-	16	-	16
Share-based expenses - subsidiaries (note 24.5)	-	-	8	-	-	-	-	-	-	8	3	11
Appropriation of income to legal reserve	-	-	-	31	-	-	-	(31)	-	-	-	-
Transfer to expansion reserve	-	-	-	-	429	-	-	(429)	-	-	-	-
Interest on own capital	-	-	-	-	-	-	-	(81)	-	(81)	(20)	(101)
Proposed dividends (note 24.8)	-	-	-	-	-	-	-	(78)	-	(78)	(9)	(87)
Gain (loss) equity interest	-	-	-	-	-	-	(2)	-	-	(2)	2	-
Transaction with noncontrolling interest	-	-	-	-	-	-	(2)	-	-	(2)	-	(2)

Balance at December 31, 2017	6,822	7	348	457	2,728	(7)	(4)	(114)	(49)	10,188	2,853	13,041

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2018 and 2017

 (In millions of Reais)

		Capital reserves		Earnings reserves							Controlling shareh- olders’	Non-contro-lling Interest	Total
	Share Capital	Other Reserves	Stock Options	Legal	Expan-sion	Treasury Shares	Earnings Retention	Subsidy Reserve	Retaining earnings	Accumulated other comprehe-nsive Income
Balance at December 31, 2017 - Restated	6,822	7	348	457	2,728	(7)	(4)	-	(114)	(49)	10,188	2,853	13,041
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	1,193	-	1,193	(13)	1,180
Foreign currency translation	-	-	-	-	-	-	-	-	-	(24)	(24)	-	(24)
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	8	8	-	8
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	2	2
Other comprehensive income	-	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Comprehensive income for the year	-	-	-	-	-	-	-	-	1,193	(17)	1,176	(11)	1,165

Capital increase (note 24.1)	3	-	-	-	-	-	-	-	-	-	3	-	3
Share-based expenses (note 24.5)	-	-	44	-	-	-	-	-	-	-	44	-	44
Share-based expenses - subsidiaries (note 24.5)	-	-	14	-	-	-	-	-	-	-	14	7	21
Appropriation of income to legal reserve	-	-	-	60	-	-	-	-	(60)	-	-	-	-
Interest on own capital	-	-	-	-	(13)	-	-	-	(261)	-	(274)	-	(274)
Gain (loss) equity interest	-	-	-	-	-	-	(4)	-	-	-	(4)	4	-
Transfer to reserve	-	-	-	-	638	-	-	58	(696)	-	-	-	-
Proposed dividends (note 24.8)	-	-	-	-	-	-	-	-	(56)	-	(56)	-	(56)
Transactions with noncontrolling interest	-	-	-	-	-	-	(2)	-	(6)	-	(8)	3	(5)
Balance at December 31, 2018	6,825	7	406	517	3,353	(7)	(10)	58	-	(66)	11,083	2,856	13,939

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statement of Cash Flows

Years ended December 31, 2018 and 2017

(In millions of Reais)

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
		Restated		Restated
Cash flow provided by (used in) operating activities
Net income for the year	1,193	580	1,180	811
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income tax (note 20)	(62)	47	77	(35)
Loss (gain) on disposals of property and equipment	(170)	187	(40)	247
Depreciation and amortization	643	650	889	833
Financial charges	368	534	761	947
Adjustment to present value	3	-	3	-
Share-based payment	(1,063)	(592)	(73)	69
Provision for risks	241	27	730	675
Provision for write-off and impaiment	(2)	1	(3)	1
Share-based payment	41	24	43	24
Estimated losses on trade receivables (note 8.2)	4	(1)	634	737
Estimated losses on inventory obsolescence and breakage (note 10.2)	(5)	(5)	(6)	(1)
Deferred revenue	(23)	(11)	(478)	(394)
Other operating expenses/income	9	(709)	(369)	(723)
	1,177	732	3,348	3,191
Changes in operating assets and liabilities
Trade receivables	242	(125)	(326)	(2,115)
Inventories	(559)	70	(1,475)	(1,505)
Recoverable taxes	(307)	(10)	(1,350)	(321)
Other assets	(35)	(408)	(56)	(60)
Related parties	(219)	210	166	153
Restricted deposits for legal proceedings	(22)	(57)	(1)	(366)
Trade payables	227	286	2,149	3,059
Payroll, related taxes	(8)	(5)	36	103
Taxes and social contributions payable	(132)	(55)	249	(127)
Income tax and contributions paid	-	-	(410)	(119)
Payments of risks	(117)	(69)	(1,021)	(447)
Deferred revenue	58	10	1,032	(8)
Other liabilities	14	(49)	209	148
Dividends and interest on own capital receivable	141	445	36	309
	(717)	243	(762)	(1,296)

Net cash provided by the operating activities	460	975	2,586	1,895

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statement of Cash Flows

Years ended December 31, 2018 and 2017

(In millions of Reais)

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
		Restated		Restated
Cash flow from investing activities
Capital increase in subsidiaries	(22)	(81)	-	-
Purchase of property and equipment (note 14.3)	(564)	(508)	(1,830)	(1,402)
Purchase of intangible assets (note 15.3)	(139)	(106)	(536)	(311)
Proceeds from sales of property and equipment	407	95	467	121
Net cash used in investment activities	(318)	(600)	(1,899)	(1,592)

Cash flow from financing activities
Capital increase	3	11	3	11
Proceeds from borrowings and financing (note 17.2)	2,903	2,024	9,139	7,789
Payments of borrowings and financing (note 17.2)	(2,637)	(3,957)	(8,747)	(9,785)
Dividends and interest on own capital paid	(342)	(81)	(351)	(101)
Installments payments on acquisition of subsidiary	(2)	-	(2)	(8)
Net cash flow (used in) provided by financing activities	(75)	(2,003)	42	(2,094)

Net increase (decrease) in cash and cash equivalents	67	(1,628)	729	(1,791)

Cash and cash equivalents at the beginning of the year	2,868	4,496	7,351	9,142
Cash and cash equivalents at the end of the year	2,935	2,868	8,080	7,351

	12.31.2018	12.31.2017
Cash and cash equivalents reconciliation:
Cash and cash equivalents as per the cash flow	8,080	7,351
Cash and cash equivalents as per the balance sheet	4,369	3,792
Cash included in “assets held for sale and discontinued operations”	3,711	3,559

The main non-cash transactions are disclosed in note 31.

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statement of Value Added

Years ended December 31, 2018 and 2017

(In millions of Reais)

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
		Restated		Restated
Revenues
Gross sales of goods	28,394	28,164	53,615	48,439
Allowance of estimated loss on trade receivables	(4)	(9)	(4)	(10)
Other revenues	468	371	500	383
	28,858	28,526	54,111	48,812
Products acquired from third parties
Costs of sales	(19,041)	(18,430)	(39,383)	(35,207)
Materials, energy, outsourced services and other	(3,501)	(3,507)	(4,615)	(4,423)
	(22,542)	(21,937)	(43,998)	(39,630)

Gross value added	6,316	6,589	10,113	9,182

Retention
Depreciation and amortization	(643)	(650)	(889)	(833)

Net Value Added Produced	5,673	5,939	9,224	8,349

Value added received in transfer
Share of profit of associates	1,063	592	33	(89)
Financial income	184	167	256	199
Others (net income of discontinued operations)	(29)	(32)	(74)	356
	1,218	727	215	466

Total value added to distribute	6,891	6,666	9,439	8,815

Personnel	3,234	3,287	4,462	4,244
Direct compensation	1,962	1,990	2,780	2,640
Participation	439	412	472	415
Benefits	662	714	971	964
Government severance indemnity fund for employees (FGTS)	171	171	239	225
Taxes, fees and contributions	1,008	1,241	2,012	1,909
Federal	294	795	875	1,138
State	511	226	895	521
Municipal	203	220	242	250
Value distributed to providers of capital	1,456	1,558	1,785	1,851
Interest	694	815	803	914
Rentals	762	743	982	937
Value distributed to shareholders	1,193	580	1,180	811
Dividends and interest on own capital	330	159	330	159
Retained earnings	863	421	863	421
Non-controlling interest	-	-	(13)	231
Total value added distributed	6,891	6,666	9,439	8,815

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper/Mercado Extra", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of electronics and e-commerce are presented as discontinued operations (note 32) and represent the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com” and “Barateiro.com”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Éxito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.   Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the "Proceeding").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years as from their respective execution, which may be extended for an additional 20-year term, at CBD’s exclusive criteria, and rules the calculation of the rental fees.

The proceeding refers to certains terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The amounts on which the Company is exposed can not be determined with reasonable certainty based on the current stage of the arbitration process. The Company's management determined that the possibilities of loss are possible, based on the opinion of the external legal counsel.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

2.      Basis of preparation

The individual and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and accounting practices adopted in Brazil law 6,404/76 and accounting pronouncements issued by Comitê de Pronunciamentos Contábeis (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value. All relevant information in the financial statements is being evidenced and corresponds to that used by the Administration in the conduct of the Company.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of subsidiaries located abroad is the local currency of each jurisdiction.

The financial statements for the year ended December 31, 2018 was approved by the Board of Directors on February 20, 2019.

As a result of the ongoing process for the sale of the subsidiary Via Varejo S.A. (note 32) and in accordance to the CPC 31 / IFRS 5 – Noncurrent assets held for sale and discontinued operations, the individual and consolidated financial statement of operations and the statement of the added value for the year ended on December 31, 2018 and December 31, 2017 were presented with the effects of this transaction.

The cash flow statements presented include the continuing and discontinued operations in line with technical pronouncement CPC31/IFRS 5. The cash for flow discontinued operations are presented in Note 32.1.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

3.      Basis of consolidation

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	12.31.2018		12.31.2017
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	100.00	-	100.00	-
Sendas Distribuidora S.A. (“Sendas”)	100.00	-	100.00	-
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100.00	-	100.00	-
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
CBD Holland B.V. (“CBD Holland”)	100.00	-	100.00	-
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	100.00	-	100.00	-
GPA Logística e Transporte Ltda. (“GPA Logística”)	100.00	-	100.00	-
SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	100.00	-	100.00	-
Bitz Fidelidade e Inteligência S.A. ("Bitz")	100.00	-	100.00	-
Leji Intermediação S.A. ("James") (***)	100.00	-	-	-
Via Varejo S.A. (“Via Varejo”) (*)	43.23	-	43.31	-
Indústria de Móveis Bartira Ltda. (“Bartira”) (*)	-	43.23	-	43.31
VVLOG Logística Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”) (*)	-	43.23	-	43.31
Globex Adm. e Serviços Ltda. (“Globex Adm”) (*)	-	43.23	-	43.31
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”) (*)	-	43.23	-	43.31
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”) (*)	-	43.23	-	43.31
Cnova Comércio Eletrônico S.A. (”Cnova Brasil”) (*)	-	43.23	-	43.31
Via Varejo Luxembourg Holding S.a.r.l ("VVLuxco") (**)	-	-	-	43.31
Via Varejo Netherlands Holding B.V. ("VVDutchco") (**)	-	-	-	43.31
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”) (**)	-	-	-	43.31
Nova Experiência PontoCom S.A. (“Nova Experiência”) (**)	-	-	-	43.31
Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	100.00	-	100.00	-
Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	-	100.00	-	100.00

Associates
Cnova N.V. (“Cnova Holanda”)	-	33.98	-	34.05
Cdiscount Group S.A.S. (“CDiscount”) (**)	-	-	-	34.05
Cnova Finança B.V. (“Cnova Finança”) (**)	-	-	-	34.05
Cdiscount Afrique SAS (“Cdiscount Afrique”)	-	33.98	-	34.05
Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	-	33.98	-	34.05
Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	-	33.98	-	34.05
Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	-	33.98	-	34.05
CLatam AS Uruguay (“CLatam”)	-	23.79	-	23.84
Cdiscount Panama S.A. (“Cdiscount Panama”)	-	23.79	-	23.84
Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	-	23.79	-	23.84
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	-	23.78	-	23.83
Cnova Pay	-	33.98	-	34.05
BeezUP SAS ("BezzUp")	-	33.98	-	20.43
CARYA (****)	-	33.87	-	-
HALTAE (****)	-	33.87	-	-
C-Logistics (****)	-	33.87	-	-
NEOSYS (****)	-	33.87	-	-
Neotech Solutions (****)	-	33.87	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	-	41.92	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.62	-	21.65
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	-	41.92	-	41.93

(*) Companies which balance are classified in “held for sale and discontinued operations” (see note n°32)

(**) Companies merged in 2018

(***) Companies acquired during 2018 (see note 13.2)

(****) Companies acquired in 2018 by Cnova N.V.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

3.    Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

In the individual financial statements, equity interests are calculated considering the percentage held by GPA or its subsidiaries. In the consolidated financial statements, the Company consolidates all its subsidiaries and maintains non-controlling interests in a separate line item in shareholders’ equity and statements of operations.

3.2.   Subsidiaries

The consolidated financial statements include the financial information of all subsidiaries over which the Company exercises control directly or indirectly. The determinations of which subsidiary are controlled by the Company and the basis of consolidation are in accordance with the requirements of IFRS 10 (CPC 36- R3).

The financial statements of the subsidiaries are prepared on the same closing date of the reporting period as those of the Company, using consistent accounting policies. All intercompany balances, including income and expenses, unrealized gains and losses and dividends resulting from intercompany transactions are eliminated upon consolidation.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in equity.

3.3.   Associates

Investments in associates are accounted for under the equity method, based on the fact these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a part of the shareholders’ agreement, appointing certain officers and having vote rights in certain relevant decisions; and (b) it has power over operational and financial decisions. The associates are: i) BINV (discontinued activities) and FIC that are managed by Banco Itaú Unibanco S.A (“Itaú Unibanco”) and ii) Cnova N.V. which operates mainly the investment on e-commerce in France.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

3.      Basis of consolidation – Continued

3.3.   Associates – Continued

The summarized financial statements are as follows:

	FIC
	12.31.2018	12.31.2017
		Restated

Current assets	5,952	4,729
Noncurrent assets	59	69
Total assets	6,011	4,798

Current liabilities	5,279	4,194
Noncurrent liabilities	10	11
Shareholders’ equity	722	593
Total liabilities and shareholders’ equity	6,011	4,798

Statement of operations:	12.31.2018	12.31.2017
		Restated

Revenues	969	988
Operating income	398	240
Net income for the year	218	139

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC shall be deducted from its shareholders’ equity, since it is Itaú Unibanco’s exclusive right.

	Cnova N.V.
	12.31.2018	12.31.2017

		Restated
Current assets	3,121	2,765
Noncurrent assets	1,270	796
Total assets	4,391	3,561

Current liabilities	5,057	3,957
Noncurrent liabilities	115	174
Shareholders’ equity	(781)	(570)
Total liabilities and shareholders’ equity	4,391	3,561

Statement of operations:	12.31.2018	12.31.2017
		Restated
Revenues	9,370	7,337
Operating loss	(78)	(111)
Loss for the year	(133)	(406)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies

4.1.   Financial instruments

Financial assets are initially recognized at fair value when the Company or its subsidiaries assume contractual rights to receive cash or other financial asset in contracts in which they are part. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or have been transferred substantially all the risks and benefits to third parties. Assets and liabilities are recognized when rights and obligations are retained by the Company in the transfer.

Financial liabilities are recognized when the Company or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of third-party obligations through a contract in which they are part of. Financial liabilities are initially recognized at fair value and are derecognized when the obligations are settled, extinguished or expired.

Purchases or sales of financial assets that require the assets to be delivered within a time frame established by regulations or market conventions (negotiations under regular conditions) are recognized on the trade date, i.e., on the date that the Company commits to purchase or sell the asset.

(i)         Classification and  measurement of financial assets and liabilities

In accordance with CPC 48 / IFRS 9, upon initial recognition, a financial asset is classified as measured: at its amortized cost, at fair value through other comprehensive income (“FVOCI”) – debt instrument; FVOCI – equity instrument; or fair value through profit or loss (“FVPL”). The classification of financial assets according to CPC 48 / IFRS 9 is generally based on the business model in which a financial asset is managed and on the characteristics of its contractual cash flows. Embedded derivatives in which the main contracts is a financial asset under the scope of the standard are never separated.  Instead, the hybrid financial instrument is fully evaluated for classification.

A financial asset is measured at its amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

•  It is held within a business model whose goal is to maintain financial assets to receive contractual cash flows; and

•  Its contractual terms generate, on specific dates, cash flows that are related to the payment of principal and interest on the outstanding principal amount.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

•  It is held within a business model whose goal is achieved both through the receipt of contractual cash flows and through the sale of financial assets; and

•  Its contractual terms generate, on specific dates, cash flows that are exclusively related to the payment of principal and interest on the outstanding principal amount.

Upon initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment under other comprehensive income (“OCI”). This choice is made on an investment-by-investment basis.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.       Significant accounting policies - Continued

4.1  Financial instruments – Continued

(i)     Classification and  measurement of financial assted and liabilities - Continued

Any financial asset not classified as measured at their amortized cost or through FVOCI, as described above, are classified as FVPL. This includes all derivative financial assets. Upon initial recognition, the Company may irrevocably designate a financial asset that would otherwise meet the requirements to be measured at amortized cost, FVOCI or FVPL if this eliminates or significantly reduces an accounting mismatch that would occur otherwise (fair value option available in CPC 48 / IFRS 9).

A financial asset (unless it refers to trade accounts receivable without a significant component of financing that is initially measured at the transaction price) is initially measured at fair value, plus, for an item that is not measured at FVPL, any transaction costs directly attributable to its acquisition.

Financial assets measures at FVPL – These assets are subsequently measured at fair value. The net result, including interest or revenue from dividends, is recognized in the result.

Financial assets at amortized cost – These assets are measured subsequent to amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, exchange gains and losses, and losses are recognized as profit or loss. Any gain or loss from derecognition is recognized as profit or loss

Financial assets at FVOCI – These assets are measured subsequently at fair value. Interest income calculated using the effective interest rate method, exchange gains and losses, and impairment losses are recognized as profit or loss. Other net income is recognized under OCI. In derecognition, the accumulated result under OCI is reclassified to result.

(ii)    Impairment of financial assets

CPC 48 / IFRS 9 replaces the “incurred loss” model of CPC 38 / IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL.

According to CPC 48 / IFRS 9, provisions for losses are measured at one of the following bases:

•    Credit losses expected for 12 months (general model): these are credit losses that result in possible default events within 12 months from the balance sheet date and, subsequently, in case of deterioration of the credit risk, throughout the life of the instrument.

•    Full lifetime expected credit losses (simplified model): these are credit losses resulting from all possible default events over the expected life of a financial instrument.

•    Practical expedient: these are expected credit losses that are consistent with reasonable and sustainable information available, on the balance sheet date about past events, current conditions and forecasts of future economic conditions, which enable the verification of probable future loss based on the historical credit loss occurred in accordance with the maturity of securities.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.       Significant accounting policies - Continued

4.1  Financial instruments - Continued

(ii)     Impairment of financial assets – Continued

The Company chose to measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime, and for trade accounts receivable, whose portfolio of receivables is fragmented, CDCI, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Company takes into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, during credit appraisal and considering information about projections.

The Company assumes that the credit risk of a financial asset increased significantly if the asset is overdue more than 90 days.

The Company considers a financial asset as in default when:

•                     there is little likelihood that the debtor will fully pay their obligations to the Company, without resorting to actions such as execution of guarantees (if any); or

•                     the financial asset is overdue more than 90 days.

The Company determined the credit risk of a debt security by analyzing the payment history, financial and macroeconomic conditions of the counterparty and the assessment of rating agencies, when applicable, thereby assessing each debt security individually.

The maximum period considered when estimating the expected credit loss is the maximum contractual period during which the company is exposed to the credit risk.

Measurement of expected credit losses – Expected credit losses are estimates weighted by the probability of credit losses based on historical losses and projections of related assumptions. Credit losses are measured at present value based on all cash insufficiencies (i.e. the differences between the cash flows owed to the Company according to contracts and the cash flows the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of the financial asset.

Financial assets with credit recovery problems – On each reporting date, the Company evaluates whether the financial assets recorded at amortized cost and the debt securities measured at FVOCI show any indication of impairment. A financial asset shows “indication of impairment loss” in the occurrence of one or more events with negative impact on the estimated future cash flows of the financial asset.

Presentation of impairment loss – Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.       Significant accounting policies - Continued

4.1  Financial instruments – Continued

(ii)    Impairment of financial assets – Continued

For financial instruments measured at FVOCI, the provision for losses is recognized in OCI, instead of deducting the book value of the asset.

Impairment losses related to trade accounts receivable and other receivables, including contractual assets, are presented separately in the statement of income and OCI. Impairment of other financial assets is reported under “selling expenses”.

Accounts receivable and contractual assets – The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

The positions within each group were segmented based on common credit risk characteristics, such as:

•         Credit risk level and historical losses – for wholesale clients and property rental; and

•         Delinquency status, default risk and historical losses – for credit card operators and other clients.

(iii)   Derecognition of financial assets and liabilities

A financial asset (or, as applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

•       Its right to receive cash flows has expired.

•       The Company and its subsidiaries have transferred their rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under an onlending agreement; and (a) the Company has transferred substantially all the risks and rewards related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards related to the assets, but has transferred its control.

When the Company and its subsidiaries have transferred their rights to receive cash flows from an asset or have entered into an onlending agreement, and have neither transferred nor retained substantially all the risks and rewards related to the asset or transferred control of the asset, the asset is maintained and an associated liability is recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company and their subsidiaries.

A financial liability is derecognized when the underlying obligation is settled, cancelled or expired.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

4.1.   Financial instruments – Continued

(iii)    Derecognition of financial assets and liabilities - Continued

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized as financial income.

(iv)    Offsetting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

The note 18 contains additional information about financial instruments and details on that how are measured.

4.2.   Foreign currency transactions

Foreign currency transactions are initially recognized at market value of the corresponding currencies on the date the transaction is qualified for recognition.

Monetary assets and liabilities denominated in foreign currencies are converted to Real according to their market price at the end of the reporting periods. Gains or losses on exchange variation are recognized as financial income or expense.

4.3.   Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation not related to the local market such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges, in accordance with the procedures below:

•       The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies - Continued

4.3.   Derivative financial instruments - Continued

•       In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through DDI curves, free coupon and DI, indexes disclosed by the B3 (the Brazilian Securities, Commodities and Futures Exchange), whereas for borrowings denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

4.4.   Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days.

4.5.   Trade accounts receivable

Trade receivables balances are initially recorded at the transaction amount, wich corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income (FVOCI), in the case of receivables from credit card to continued operators and (ii) amortized cost, mainly a customer portfolio of discontinued operations.

For all portfolios there is a consideration of estimated credit losses, which are based on quantitative and qualitative analysis, historical rates observed in the last 24 months, in the credit assessment and information about projection of macroeconomic events premises such as unemployment rates and the consumer confidence index, as the volume of past due receivables in the portfolio. The Company chose to measure credit losses for the full lifetime expected credit loss, applying the practical expedient by adopting a credit loss matrix for each maturity range.

Credit losses on financial assets are measured at amortized cost deducted by the gross assets carrying amount.

For financial instruments measured at FVOCI, estimated losses are recorded in OCI instead of reduce the carrying amount of the asset.

At each reporting date, the Company evaluates if the financial assets recorded at amortized cost or FVOCI show any indication of impairment. A financial asset shows indication of impairment loss when there is one or more events with adverse impact on the estimated future cash flows of the financial asset.

Receivables are considered irrecoverable and therefore written off from the accounts receivable portfolio, when the payment is not made after 360 days from the due date. At each annual closing of the balance sheets, the Company and its subsidiaries assess whether the assets or groups of financial assets have impairment.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - Continued

4.6.   Inventories

Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to bring inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell.

Inventories are reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to its adequacy.

4.7.   Supplier Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in the statement of operations when the corresponding inventories are sold.

Includes purchase volume agreement, logistics and specific negotiations to recover margin,  reimbursement agreement (marketing expenses), among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of these bonuses.

4.8.   Present value adjustment of assets and liabilities

The long term assets and liabilities are adjusted to their present value, considering the contractual cash flows and respective interest rate, implicit or explicit. Short term assets and liabilities are not adjusted to present value.

4.9.   Impairment of non-financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and its subsidiaries activities.

The Company and its subsidiaries tests its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance is recorded to adjust its carrying amount to its recoverable amount, in assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.   Significant accounting policies – Continued

4.10.Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

Asset category	Average annual depreciation rate
Buildings	2.50%
Improvements own property and third parties	4.11%
Software	10.28%
Facilities	8.29%
Furniture and fixtures	10.86%
Vehicles	20.00%
Machinery and equipment	9.56%
Others	20.72%

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in the statement of operations for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed assets for fiscal year 2018 and no significant changes were necessary.

4.11.             Capitalization of interest

Interest on borrowings and financing directly attributable to the acquisition, construction of an asset that requires a substantial period of time to be completed for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

4.12.Investment properties

Investment properties are measured at historical cost, including transaction costs. After the initial recognition, they are stated at cost, net of accumulated depreciation and or impairment loss, if is applicable.

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is also classified as held for sale when there is an intention to sell. The difference between the net amount obtained from the sale and the carrying amount of the asset is recognized in the statement of operations for the period in which the asset is written off.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.13.Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and any impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

Software development costs recognized as assets are amortized over their useful lives (5 a 10 years), accordingly to the amortization rate, in the note 4.10, beginning amortization when they become operational.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the statement of operations in the year when the asset is derecognized.

4.14.Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income tax and social contribution) that are expected to be realized in or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income tax and social contribution) that are expected to be settled within twelve months as of the end of the reporting periods are classified as current. All other assets and liabilities (including deferred tax assets and liabilities) are classified as “noncurrent”.

The deferred tax assets and liabilities are classified as “noncurrent”, net by legal entity, according to the related accounting standard.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.15.Current assets held for sale

Noncurrent assets and group of assets are reclassified as held for sale if the carrying amount will be recovered through a sale transaction, instead of continuous use. This condition is considered reached only when the asset is available to sale in the present condition, exposed only the terms that are usual to sales of these assets and the sale is highly probable. Management has to be committed to finish the sale, which must be completed in one year.

When the Company is committed to a sale plan involving the loose of subsidiary control, all the assets and liabilities of this subsidiary are classified as held for sale when the criteria above is met, even if the Company keeps a non-controlling interest in its former subsidiary after the sale. Additionally, the net income of the entity classified as held for sale is presented as discontinued operations in a unique caption into statements of operations.

After completed the sale, the Company considers any residual interest in associate in accordance with IAS 39, unless the interest withheld by the Company in the associate keep significant influence and, in this case. The Company use the equity method.

Non current assets classified as held for sale are measured based on the lower amount between carrying amount and market value less cost to sell.

4.16.Leases

The definition of an agreement as lease is based on its initial date, i.e., if compliance with the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

Company rents equipments and commercial spaces, including stores and distribution centers, through cancelable and non-cancelable lease agreements. The agreements length varies substantially from 5 to 25 years.

Company and its subsidiaries as lessees

Financial lease agreements, which transfer to the Company and its subsidiaries substantially the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or at the present value of the minimum lease payments, whichever is lower. Lease payments are allocated between financial charges and reduction of lease liabilities so as to achieve a constant interest rate in the remaining balance of liabilities. Financial charges are recognized as a financial expense in the year.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company and its subsidiaries will obtain ownership by the end of the lease term, the asset is depreciated over its estimated useful life or the lease term, whichever is shorter. The leasehold improvements and rebuilding follow the same rule.

Lease agreements are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.

 The installment payments of leases (excluding service costs, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, on straight-line basis, during the lease term.

Contingent rentals are recognized as expenses in the years they are incurred.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.16.Leases – Continued

Company and its subsidiaries as lessors

Lease agreements where the Company does not transfer substantially all the risks and benefits incidental to ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same basis as rental income.

Contingent rentals are recognized as revenue in the periods in which they are earned.

4.17.Provisions

Provisions are recognized when the Company and its subsidiaries have present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the obligation can be reliably estimated. Where the Company and its subsidiaries expect a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the eventual provision is recognized in statement of operations for the year, net of any reimbursement. In cases of attorney’s fees in favorable court decisions, the Company and its subsidiaries’ policy are to make a provision when fees are incurred, i.e., upon final judgment on lawsuits, as well as disclose in notes the amounts involved in lawsuits in progress.

4.18.Dividend and interest on own capital distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Additional dividends are only recorded when approved by the Company’s shareholders.

The Company may pay interest as remuneration of its own capital calculated over the shareholders' equity accounts, observing the rate and limits determined by law.

4.19.Deferred Revenue

The Company records deferred revenue related to amounts received in advance from business partners for the exclusivity in the intermediation of services of additional or extended warranties, recognized in profit by evidence of the service rendered in the sale of these warranties jointly with the business partners.

4.20.Equity

Common and preferred shares are classified as equity.

When the Company purchases its own shares (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued to the market. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.21.Share-based payment

Employees and senior executives of the Company (including ours subsidiaries) receive compensation in the form of share-based payment, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized as an expense in the year, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are met. Cumulative expenses recognized for equity instruments at each reporting date until the vesting date reflect the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

Each year’s expenses or expenses reversals represents the change in the cumulative expenses recognized at the beginning and the end of that year. No expense is recognized for services that has not completed the vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market or non-vesting condition is met, provided that all other performance and/or service conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified, an additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured at the date of modification.

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any expense not yet recognized related to the premium are immediately recognized in profit or loss for the year, this includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the grant date, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (see note 29).

4.22.Earnings per share

       Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

Diluted earnings per share are calculated as follows:

•       Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

•       Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.22.Earnings per share - Continued

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

4.23.Determination of net income

(i)      Revenue

CPC 47 / IFRS 15 establishes a comprehensive framework to determine if, when and for how long revenue is recognized.

a)  Sale of goods

       Revenue from sale of goods are recognized at their fair value and, when control over the products is transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable, which occurs substantially at the moment of delivery of the products to the customers in the stores. No revenue is recognized if their realization is uncertain.

b)  Service revenue

Since the Company and its subsidiaries’ are holders of policies on extended sale, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

c) Finance service revenue

Since customer financing is an essential part of the Company and its subsidiaries’ business, for all financial instruments measured at amortized cost financial, revenue is recorded using the effective interest rate method, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or a shorter period of time, where applicable, to the net carrying amount of the asset. Interest income is included under financial services, composing the Company's gross profit in the income statement for the year. This practice is substantially related to discontinue activities.

d)  Interest income

       For all financial instruments measured at amortized cost, interest income is recorded using the effective interest method, which is the rate of the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, as applicable, from the carrying amount of the financial asset or liability. Interest income is included in the financial result in the statement of operations for the year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.23.Determination of net income – Continued

(ii)     Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from suppliers, changes in inventory and logistics costs.

Bonuses received from suppliers are measured based on contracts and agreements between the parties.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries and includes, warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

(iii)    Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Company operates. The main media used by the Company are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss for the year at the time of realization.

(iv)    General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial areas.

(v)     Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other statement of operations lines.

(vi)    Financial result

Financial expenses include substantially all expenses generated by net debt and receivables sold during the year, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.24.Taxation

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of each balance sheet date.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240,000 for IRPJ, and 9% for CSLL.

Deferred income tax and social contribution

Deferred income tax and social contribution are generated by temporary differences at the end of the reporting periods between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income tax and social contribution assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

Deferred income tax and social contribution liabilities are recognized for all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an transaction other than a business combination and which, at the time of the transaction, affects neither accounting profit nor tax losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income tax and social contribution are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax and social contribution to be utilized. Unrecognized deferred income tax and social contribution assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income tax and social contribution assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) in effect or substantively in effect at the end of the reporting period.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the statement of operations.

Deferred income tax and social contribution assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.24.Taxation – Continued

Other taxes

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each city, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

4.25.Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquired at fair value or through the proportional interest in the acquiree identifiable net assets. The acquisition costs incurred are accounted for as general and administrative expenses.

When the Company acquires a business, it assesses its financial assets and liabilities in order to appropriately classify and designate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the segregation of derivatives embedded in agreements by the acquiree.

If the business combination occurs in phases, the fair value on the acquisition date of the interest previously held by the acquirer in acquiree is adjusted to fair value on the acquisition date through profit or loss.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through profit or loss.

Goodwill is initially measured at cost and is the excess between the consideration transferred and the non-controlling interest in assets and assumed liabilities, if this payment is lower than the fair value of the acquirer’s net assets, the difference is recognized in profit or loss as bargain purchase gain.

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the operating segment  that will benefit from the business combination, regardless of whether other assets or liabilities of the acquire will be assigned to the operating segment.

When goodwill is part of a cash-generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation and part of the cash-generating unit which was maintained.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.      Significant accounting policies – Continued

4.26. Accounting for equity investments at cost deriving from corporate restructuring and performed with related parties

Company accounts at historical cost the interest deriving from corporate restructuring performed with related parties. Difference between the acquiring value and historical cost is recorded in shareholders’ equity, when the interest acquired is from companies under common control. Such transactions do not qualify as business combination in the terms of CPC 15(R1)/ IFRS 3.

4.27.Foreign subsidiaries and associates in other countries

The financial statements are presented in Reais, the functional currency of the Group’s Parent Company. Each entity determines its own functional currency and all their financial transactions are measured in that currency.

The financial statements of foreign subsidiaries that use a different functional currency from the Parent Company are translated into Reais, at closing date according to the following:

•       Assets and liabilities, including goodwill and fair value adjustments, are translated into Real at the closing rate.

•       Statement of operations and cash flow items are translated into reais using the average rate unless significant variances occurs, when is used the rate of the transaction date.

•       Equity is recorded into Reais at historical cost and the exchange rate variation is recorded in equity valuation adjustments as other comprehensive income.

Exchange differences are recognized within a separate component of equity. When a foreign operation is sold, the accumulated value of exchange differences on the equity is reclassified to profit or loss.

The resulting exchange differences are recognized directly within a separate component of equity. When a foreign operation is disposed of, the cumulative amount of the exchange differences in equity relating to that operation is reclassified to profit or loss.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.28.Customer loyalty programs

The Company provides incentives to its customers in the sale of products or services through the of their loyalty programs.

Monthly are presented for each customer in the application and the site shopping challenges represented in a progress bar and a selection of awards for that month. Challenges are defined individually, taking into account customer's purchase history and the selection of awards may change by one customer to another. To each challenge achieved the customer will earn stars, and with the stars it is possible choose the award among the month selection, that can be redeem in the same month of the challenge or in the following month.

The customer can redeem the awards at no cost, in the form of products, purchases voucher or partners voucher.

The Company estimates the fair value of the credits granted in the loyalty plan "Programa Mais" and "Clube Extra", according to the average cost of the reward versus average utilization of the stars, considering the two-month term of the credits .

The Company recognizes the credit initially granted and its reversal in the Operating Revenue.

4.29.Statement of value added

This statement intend to evidence the wealth created by the Group and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company and its subsidiaries, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of  acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet in force

5.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year

In 2018, the Company applied amendments and new interpretations to IFRSs and CPCs issued by IASB and CPC, which were mandatorily effective for accounting periods beginning on or fater January 1, 2018. The main amendments are:

Pronouncement	Description	Impact

IFRS 9 – Financial Instruments	Several changes in classification and measurement, mainly in the measurement of impairment and hedge accounting.	Reclassifications of financial assets impacting Shareholders' Equity and increase of impairment losses. See note 5.1.4
IFRS 15 – Revenue from contracts with customers	Implements a principle-based model and a definitive guide as when to recognize revenue. It also introduces new disclosures.	Reclassification between lines of the result of bonuses received from suppliers. See note 5.1.4
IFRS 2 - Classification and measurement of share based payment	Between other changes describes modifications of settled options of shares.	Reclassification of withholding taxes for shareholders' equity. See note 5.1.4
IFRS 10 and IAS 28 improvements – Sale or asset contribution between investor and associate or Joint Venture

In case of assets sale or asset contribution between investor and associates or joint venture, the transaction effect only be recognized in profit and loss while the transaction be with an not related third party.

The adoption of this standard had no significant impact on the financial statements.

5.1.1.              CPC 47 / IFRS 15 Revenue from contracts with customers

CPC 47 / IFRS 15 establishes a comprehensive framework to determine if, when and for how long revenue is recognized. It substitutes CPC 30 / IAS 18 Revenue, CPC 17 / IAS 11 Construction Contracts and their respective interpretations.

The Company adopted CPC 47 / IFRS 15, with the effect of first-time adoption of the standard with retrospective effects (i.e. January 1, 2017).

The effect of the adoption of CPC 47 / IFRS 15 is related to the classification of bonuses received from suppliers as deductions from the cost of sales instead of from administrative and selling expenses (see note 5.1.4).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year - Continued

5.1.2   CPC 48 / IFRS 9 Financial Instruments

CPC 48 / IFRS 9 establishes the requirements for recognition and measurement of financial assets, financial liabilities and some contracts for purchase and sale of non-financial items.   This standard replaces CPC 38 / IAS 39 – Financial Instruments: Recognition and Measurement.

CPC 48 / IFRS 9 retains most of the current requirements of CPC 38 / IAS 39 for the classification and measurement of financial liabilities. However, it eliminates previous categories of CPC 38 / IAS 39 for financial assets: held-to-maturity, loans and receivables and available-for-sale.

The adoption of CPC 48 / IFRS 9 did not have a significant impact on the Company’s accounting policies related to financial liabilities and derivative instruments.

i)    Classification and measurement of Financial Assets and Liabilities

Debt instruments at FVOCI – On December 31, 2017, the amount under continuing operations was R$11 at the parent company and R$12 at the consolidated, and the amount under discontinued operation was R$64.

ii)   Impairment of financial assets

Impact of the new impairment loss model – The Company determined that the application of the requirements for impairment under CPC 48 / IFRS 9 on January 1, 2018 resulted in an additional provision of R$6 in continuing operations in December 31, 2017.

The additional Provision in discontinued operations is composed as follows:

	Discontinued operations
	12.31.2017	01.01.2017
Accounts receivable from credit card operators	24	1
Consumer financing CDCI	131	139
Accounts receivable from freight companies	9	9
Accounts receivable b2b	11	8
Total	175	157

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year - Continued

5.1.2   CPC 48 / IFRS 9 Financial Instruments - Continued

Transition – Changes in accounting policies resulting from the adoption of CPC 48 / IFRS 9 were applied retrospectively, except as described below.

•         The following assessments were made based on facts and circumstances that existed on the date of initial adoption.

•         Determination of the business model in which a financial asset is held.

•         Designation and cancellation of prior designations of certain financial assets and liabilities measured at FVPL.

•         Determinations of variables related to estimates of impairment.

•         Designation of certain investments in equity instruments not held for trading at FVOCI.

•         All hedge relationships designated in CPC 38 / IAS 39 on December 31, 2017 met the criteria for hedge accounting pursuant to CPC 48 / IFRS 9 on January 1, 2018 and are, therefore, considered as continuing hedge relationships.

5.1.3.  Revision of Technical Pronouncements – no.12/2017

The Company applied the change set forth in IFRS 2 / CPC 10 – “Share-based payment” to account for the withholding of share funds to pay the tax authority for the tax obligation of the employee associated with the share-based payment. Consequently, the payment made must was accounted for as a deduction from capital for the retained shares, except to the extent that the payment exceeds the fair value on the date of settlement by the net value of the own equity instruments withheld. As such, the liability related to the withheld liabilities in the amount of R$10 at the parent company and R$13 in the consolidated of continuing operations, and R$8 in discontinued operations was reclassified to shareholders equity on the initial date of adoption, i.e. January 1, 2018.

5.1.4.  Presentation of the retrospective effects of the application of pronouncements

The effect of retrospective adoption of CPC 47 / IFRS 15 Revenue from Contracts with Customers, CPC 48 /IFRS 9 Financial Instruments as of January 1, 2017, with impacts on the statement of income for the year ended December 31, 2017, balance sheets on December 31, 2017, statements of cash flows on December 31, 2017, and statements of value added on December 31, 2017 are as follows:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year - Continued

5.1.4.  Presentation of the retrospective effects of the application of pronouncements

Balance Sheet	Parent Company
	01.01.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated

Trade receivables	396	(6)	-	390
Other receivables	111	(7)	-	104
Assets held for sale	1,901	(63)	(1)	1,837
Total current assets	10,702	(76)	(1)	10,625

Deferred income tax and social contribution	155	3	-	158
Investments	3,036	(2)	(5)	3,029
Total noncurrent assets	12,958	1	(5)	12,954
Total assets	23,660	(75)	(6)	23,579

Provision for losses on investiment in associates	22	-	14	36
Total noncurrent liabilities	4,290	-	14	4,304

Shareholders’ equity	9,860	(75)	(20)	9,765
Total shareholders’ equity	9,860	(75)	(20)	9,765
Total liabilities and shareholders’ equity	23,660	(75)	(6)	23,579

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year - Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Balance Sheet	Consolidated
	01.01.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated

Trade receivables	543	(8)	-	535
Other receivables	126	(7)	-	119
Assets held for sale	20,303	(148)	(2)	20,153
Total current assets	31,651	(163)	(2)	31,486

Deferred income tax and social contribution	170	4	-	174
Investments	316	-	(5)	311
Total noncurrent assets	13,566	4	(5)	13,565
Total assets	45,217	(159)	(7)	45,051

Provision for losses on investiment in associates	22	-	14	36
Total noncurrent liabilities	5,038	-	14	5,052

Shareholders’ equity	9,860	(75)	(20)	9,765
Participation of non-controlling shareholders	2,737	(84)	(1)	2,652
Total shareholders’ equity	12,597	(159)	(21)	12,417
Total liabilities and shareholders’ equity	45,217	(159)	(7)	45,051

Balance Sheet	Parent Company
	12.31.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated

Trade receivables	440	(12)	-	428
Other receivables	256	(3)	-	253
Assets held for sale	2,090	(77)	(4)	2,009
Total current assets	9,175	(92)	(4)	9,079

Deferred income tax and social contribution	108	4	-	112
Investments	3,368	(2)	(21)	3,345
Total noncurrent assets	13,803	2	(21)	13,784
Total assets	22,978	(90)	(25)	22,863

Provision for losses on investiment in associates	165	-	30	195
Total noncurrent liabilities	4,483	-	30	4,513

Shareholders’ equity	10,333	(90)	(55)	10,188
Total shareholders’ equity	10,333	(90)	(55)	10,188
Total liabilities and shareholders’ equity	22,978	(90)	(25)	22,863

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year - Continued

5.1.4. Presentation of the retrospective effects of the application of pronouncements – Continued

Statement of Operations	Parent Company
	12.31.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Cost of Sales	(18,290)	274	-	-	(18,016)
Gross Profit	7,700	274	-	-	7,974
Operating income (expenses)
Selling Expenses	(5,124)	(214)	2	-	(5,336)
General and Administrative Expenses	(732)	(60)	-	-	(792)
Share of Profit of Subsidiaries and Associates	633	-	(9)	(32)	592
Income Before Income Tax and Social Contribution	708	-	(7)	(32)	669
Income Tax and Social Contribution	(57)	-	-	-	(57)
Net Income from Continued Operations	651	-	(7)	(32)	612
Net Income from Discontinued Operations	(32)	-	-	-	(32)
Net Income for the year	619	-	(7)	(32)	580
Attributed to:
Net Income from Continued Operations	651	-	(7)	(32)	612
Net Income from Discontinued Operations	(32)	-	-	-	(32)
Total of controlling shareholders	619	-	(7)	(32)	580

Balance Sheet	Consolidated
	12.31.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated
Trade receivables	632	(14)	-	618
Other receivables	271	(4)	-	267
Assets held for sale	22,961	(178)	(8)	22,775
Total current assets	33,220	(196)	(8)	33,016

Deferred income tax and social contribution	121	4	-	125
Investments	177	-	(21)	156
Total noncurrent assets	14,708	4	(21)	14,691
Total assets	47,928	(192)	(29)	47,707

Provision for losses on investiment in associates	165	-	30	195
Total noncurrent liabilities	5,644	-	30	5,674

Shareholders’ equity	10,333	(90)	(55)	10,188
Non-controlling interest	2,959	(101)	(5)	2,853
Total shareholders’ equity	13,292	(191)	(60)	13,041
Total liabilities and shareholders’ equity	47,928	(191)	(30)	47,707

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year - Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Statements of Operations	Consolidated
	12.31.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Cost of Sales	(33,931)	285	-	-	(33,646)
Gross Profit	10,703	285	-	-	10,988
Operating income (expenses)
Selling Expenses	(6,804)	(225)	2	-	(7,027)
General and Administrative Expenses	(972)	(60)	-	-	(1,032)
Share of Profit of Subsidiaries and Associates	(60)	-	-	(29)	(89)
Income Before Income Tax and Social Contribution	779	-	2	(29)	752
Income Tax and Social Contribution	(297)	-	-	-	(297)
Net Income from Continued Operations	482	-	2	(29)	455
Net Income from Discontinued Operations	383	-	(21)	(6)	356
Net Income for the year	865	-	(19)	(35)	811
Attributed to:
Net Income from Continued Operations	482	-	2	(29)	455
Net Income from Discontinued Operations	137	-	(9)	(3)	125
Total of controlling shareholders	619	-	(7)	(32)	580

Non-controlling shareholders from discontinued operations	246	-	(12)	(3)	231
Total of non-controlling shareholders	246	-	(12)	(3)	231

Statement of Cash Flows
	Parent Company
	12.31.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated
Net Cash Operating Activities	975	-	-	975
Cash Provided by the Operations	732	-	-	732
Net Income (Loss) for the Period	619	(7)	(32)	580
Deferred Income Tax	47	-	-	47
Share of Profit of Subsidiaries and Associates	(633)	9	32	(592)
Impairment	-	1	-	1
Estimated loss on doubtful accounts	2	(3)	-	(1)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year - Continued

5.1.4.Presentation of the retrospective effects of the application of pronouncements – Continued

Statement of Cash Flows
	Consolidated
	12.31.2017
	Originally reported	Effects IFRS9	Equity effects (*)	Restated
Net Cash Operating Activities	1,895	-	-	1,895
Cash Provided by the Operations	3,191	-	-	3,191
Net Income (Loss) for the Period	865	(19)	(35)	811
Deferred Income Tax	(38)	3	-	(35)
Share of Profit of Subsidiaries and Associates	34	-	35	69
Impairment	-	1	-	1
Estimated loss on doubtful accounts	722	15	-	737

Statement of Value Added
	Parent Company
	12.31.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Products Acquired from Third Parties
Costs of Products, Goods and Services Sold	(18,704)	274	-	-	(18,430)
Materials, Energy, Outsourced Services and Other	(3,235)	(274)	2	-	(3,507)
	(21,939)	-	2	-	(21,937)

Gross Value Added	6,587	-	2	-	6,589

Net Value Added Produced	5,937	-	2	-	5,939

Share of Profit of Subsidiaries and Associates	633	-	-	(41)	592
Others	(32)	-	-	-	(32)
	768	-	-	(41)	727

Total Value Added to Distribute	6,705	-	2	(41)	6,666

Value Distributed to Shareholders	619	-	2	(41)	580
Retained Earnings	460		2	(41)	421

Distribution of Value Added	6,705	-	2	(41)	6,666

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

5.   Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet in force – Continued

5.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year - Continued

5.1.4.  Presentation of the retrospective effects of the application of pronouncements – Continued

Statement of Value Added
	Consolidated
	12.31.2017
	Originally reported	Effects IFRS15	Effects IFRS9	Equity effects (*)	Restated

Cost of Sales	(35,492)	285	-	-	(35,207)
Materials, Energy, Outsourced Services and Other	(4,140)	(285)	2	-	(4,423)
	(39,632)	-	2	-	(39,630)

Gross Value Added	9,180	-	2	-	9,182

Net Value Added Produced	8,347	-	2	-	8,349

Value Added Received in Transfer
Share of Profit of Associates	(60)	-	-	(29)	(89)
Net Income from Discontinued Operations	383	-	(27)	-	356
	522	-	(27)	(29)	466

Total Value Added to Distribute	8,869	-	(25)	(29)	8,815

Value Distributed to Shareholders	865	-	(23)	(31)	811
Retained Earnings / Accumulated	460	-	(8)	(31)	421
Noncontrolling Interest in Retained Earnings	246	-	(15)	-	231
Distribution of Value Added	8,869	-	(25)	(29)	8,815

(*) Effects of the application of IFRS 9 and IFRS 15 in associates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet in force – Continued

5.2.   New and revised standards and interpretations already issued and not yet adopted

The Company has not early adopted the following new and revised IFRSs already issued and not yet effective:

Pronouncement	Description	Applicable to annual periods beginning on or after
IFRS 16 – Leases

Requires a review on lease arrangements for both lessors and lessees, replacing IAS 17. The definitions of finance lease disappear, except for short-term leases and contracts involving immaterial amounts.

01/01/2019
IFRIC 23 - Uncertainty over income tax treatments	Clarify the recognition when there are uncertainties over income tax treatments regulated by IAS 12 - Income Taxes.	01/01/2019

5.2.1   IFRS 16 - Leases

IFRS 16 “Leases”, which replaces IAS 17 “Leases” and the related interpretations from January 1st, 2019, eliminates the distinction between operating leases and finance leases; it requires recognition of an asset (the right to use the leased item) and of a financial liability representative of discounted future payments rentals for virtually all lease contracts. Operating lease expense is replaced with depreciation expense related to the right of use and interest expense related to the lease liability. Previously, the Company recognized mainly operating lease expense on a straight-line basis over the term of the lease and recognized assets and liabilities only to the extent that there was a timing difference between actual lease payments and the period of competence of the rent expense. Thus, performance indicators such as EBITDA and to a lesser extent current operating income will be positively impacted; conversely, the financial result will be negatively impacted. At last, consolidated net profit will also be affected because the total rental expense is generally higher at the beginning of the lease and decreases over time, unlike a straight-line charge under the current standard. Additionally, net cash from operating activities will be higher as cash payments for the principal portion of the lease liability and the related interest will be classified as cash flows from financing activities.

The Company mainly holds property leases, with approximately 1,000 real estate contracts representing an annual rent expense of R$937 million out of a total of R$982 million for the 2018 year-end. Adoption of the standard IFRS 16 will primarily impact the recognition of operating leases for the Company's stores and warehouses, particularly those associated with its Retail operations.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet in force – Continued

5.2.   New and revised standards and interpretations already issued and not yet adopted – Continued

5.2.1   IFRS 16 – Leases - Continued

In 2018, the Company continued to collect and analyze the data required for the application of IFRS 16 as at January 1st, 2019. The Company is implementing a computer software to ensure the fully integrated operational and financial monitoring of these leases. The implementation of the software will be finalized in the first quarter of 2019.

The Company decided to adopt the full retrospective approach as a transition method on January 1, 2019, and prospectively from the start of the earliest practicable period. As a result, the comparative periods will be restated.

The Company has chosen to apply the two recognition exemptions proposed by the standard on the following contracts:

•       Leases of short-term property,

•        Leases of property relating to low value assets.

Rents not included in the initial valuation of the liability (for example, variable rents) are classified as operating expenses, as are charges related to short-term and low-value leases.

The lease term will be the legally enforceable period of the contract and will take into account the options for termination and renewal, the use of which by the Company is reasonably certain.

The discount rate used to calculate the right of use and the lease liability will be determined using some historical data directly attributable to the Company and/or directly observable from the market, such as:

•       The historical borrowing rate from the Company on comparable acquisition of assets, and Company’s indebtedness.

•       The future risk-free curve by maturity

The estimated impact on the opening balance sheet as of January 1, 2019 would lead to:

•       An increase in assets (mainly via the recognition of a right of use) of R$3.6 billion,

•       The recognition of a lease financial liability of R$4.8 billion,

•       An increase in the deferred tax asset of R$0.3 billion,

•       A decrease in equity (net of tax) of R$ 0.8 billion.

The impact on the restatement of the 2018 result would lead to:

•       A reversal of lease expenses of R$1 billion,

•       Recognize the amortization expense of the right to use of R$0.5 billion,

•       Recognize the interest expense of R$0.6 billion,

•       Recognize the net income of R$0.1 billion.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet in force – Continued

5.2.   New and revised standards and interpretations already issued and not yet adopted – Continued

5.2.1         IFRS 16 – Leases - Continued

The Company opted to disclose the right of use and the financial liability for lease in separated lines in the balance sheet.

Given the complexity of this new pronouncement, certain issue are still being discussed in the market. Accordingly, the amounts presented above may change until their initial adoption in the first quarter of 2019, since the Company's estimates may be impacted if certain assumptions are altered in discussions of market adoption.

At December 31, 2018, the Company presented an off-balance sheet commitment in respect of the expected minimum lease payments on real estate and equipment leases of R$411 in accordance with IAS 17 (note 22), which mainly corresponded to real estate, such as stores and warehouses used as a tenant in its activities. The difference between the off-balance sheet commitment and the estimated IFRS 16 rental debt on real estate is mainly due to:

•       amendment of minimum cancelable criterion under CPC 06 (R1), to be reasonably certain under CPC 06 (R2).

•       calculation of the present value of rental flows at the end of CPC 06 (R2) compared to the nominal flows of CPC 06 (R1).

Given the lack of a regulatory position for the moment on the methods for applying impairment tests, the Company has not performed any new impairment tests taking into account the effects of IFRS 16.

5.2.2   IFRIC 23 - Uncertainty over income tax treatments

The IFRIC 23 - Uncertainty over income tax treatments was issued in 2018 with the purpose of clarify the recognition when there are uncertainties of taxes on profit. This accounting pronouncement will be effective for fiscal years beginning on or after January 1, 2019. There will be no significant impact with the adoption of this standard.

The are no other standands and interpretations issued and not yet adopted that may have a significant impact on net income or sharesholders’ equity for the year disclosed by the company in its individual and consolidated financial statements.

6.       Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated financial statements:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions – Continued

6.1.   Impairment

According to the method disclosed in note 4.9, the Company performed test to verify that the assets might not be recoverable at the year ended December 31, 2018, based on those tests, there was no need for impairment loss.

a)      Test of impairment for operating assets related stores

The procedure for verification of non-recoverability of property and equipment consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the stores. The steps of the test were as follows:

•  Step 1: compared the carrying amount of stores with a multiple of sales (30% to 35%), representing transactions between retail companies. For stores with an amount lower than the carrying amount, we come to a more detailed method, described in Step 2;

•  Step 2: the Company consider the highest value among discounted cash flows using sales growth per store, averaging 4.1% (3.4% in 2017) for the next five years and discount rate of 10.1% (9,9% in 2017) or valuation reports prepared by independent experts for own stores;

b)      Test of impairment for intangibles of indefinite useful life

For the purposes of impairment test, goodwill acquired through business combinations and licenses (brands) with indefinite life was allocated to cash generating units, which are also operating segments that disclose financial information. The segments are: Retail, Cash and Carry, Home Appliances and E-commerce. The last two are available the sale (note 32).

Segments’ recoverable value is calculated using the value in use based on estimated cash from financial budgets approved by senior management for the following three years. The discount rate on cash flow projections is 10.1%, and the cash flows exceeding five years are extrapolated using a growth rate of 5.5% for retail and cash and carry (5.5% on December 31, 2017). Based on this analysis, no impairment charges were necessary.

The cash-and-carry brand refers to “ASSAÍ”, and the home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded due to the business combinations with companies that held right over them.

The consolidated Via Varejo total net assets, including Cnova Brasil, were tested as described in note 32.

6.2.   Income taxes

       Given the nature and complexity of the Group business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax benefit and expenses. The Company and its subsidiaries record provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's jurisdiction.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

6.   Significant accounting judgments, estimates and assumptions – Continued

6.2.   Income taxes – Continued

Deferred income tax and social contribution assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available to offset the tax credits. Significant Management judgment is required to determine the amount of deferred income tax and social contribution assets that can be recognized, based on income estimates and future taxable income, based on the annual business plan approved by the Board of Directors.

Company writes-off or constitutes a provision when income tax and social contribution credits fulfillment is not probable. These losses do not expire; therefore their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company and its subsidiaries that have tax planning opportunities for the use of these balances. Further details on taxes are disclosed in Note 20.

6.3.   Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy determined by technical pronouncement CPC 46 (IFRS 13), which establishes certain valuation techniques, including the discounted cash flow model, The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes, at the end of the reporting periods.

For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

6.4.   Share-based payments

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of each grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 24.5.

6.5.   Provision for risks

The Company and its subsidiaries are parties to several judicial and administrative proceedings, (see note 21), Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions - Continued

6.6.   Estimated losses in allowance for doubtful accounts

The Via varejo subsidiary calculates the estimated losses on the Consumer financing (CDCI) portfolio using the credit analysis performed at the time of sale, as well as the subsequent portfolio maturity changes, from 60 days. Variations in unemployment are also observed in this estimate.

6.7.   Tax recoverable

The Company and its subsidiaries have tax recoverable mainly related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The utilization of its taxes is made based on the projections prepared by management, operational issues and the consumption of the credits by the companies in the group. Further details, see note 11 of credits and compensation.

6.8.   Inventories

Inventories are measured by the lowest between the acquisition cost, calculated by the average cost, and its net realizable amount. The net realizable amount is calculated by the average sales price, deducted from: (i) taxes over sales, (ii) personnel expenses directly related to inventories, (iii) purchase cost, and (iv) other costs necessary to bring the product in condition of sales. Inventories are reduced to its realizable value though the estimations of shrinkage, scrap, slow moving and obsolescence and estimation for merchandise that will be sold with negative gross margin, including for products displayed in the stores.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

7.      Cash and cash equivalents

		Parent Company		Consolidated
	Rate	12.31.2018	12.31.2017	12.31.2018	12.31.2017
			Restated		Restated

Cash and banks - Brazil		345	251	406	396
Cash and banks - Abroad	(*)	80	68	80	68
Short-term investments - Brazil	(**)	2,510	2,549	3,883	3,328
		2,935	2,868	4,369	3,792

(*) Refers to amounts deposited in the United States of America in US Dollars.

(**) Short-term investments as December 31, 2018 refer substantially to repurchase agreements, earning interest corresponding to a weighted average rate equivalent to 85.78% (98.07% on  December 31, 2017) of the Interbank deposit Certificate ("CDI") and redeemable in terms of less than 90 days as of investment date.

8.      Trade receivables

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
		Restated		Restated

Credit card companies (note 8.1)	19	134	38	234
Credit card companies - related parties (note 12.2)	37	162	58	170
Sales vouchers and trade receivables	68	84	128	147
Private label credit card	52	74	53	74
Receivables from related parties (note 12.2)	39	11	15	-
Receivables from suppliers	64	46	101	79
Estimated loss on trade receivables (note 8.2)	(1)	(3)	(5)	(6)
	278	508	388	698

Current	274	428	384	618
Noncurrent	4	80	4	80

8.1.   Credit card companies

As part of its management strategy, the Company and its subsidiaries periodically sells a portion of its credit card receivables to financial institutions or credit card companies in order to strengthen their working capital, without recourse or related obligation.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

8.      Trade receivables – Continued

8.2.   Estimated losses on doubtful accounts

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
		Restated		Restated
At the beginning of the year	(2)	(1)	(4)	(2)
Adjustment related to IFRS 9	(1)	(1)	(2)	(2)
Restated opening balance	(3)	(2)	(6)	(4)
Loss/reversal in the year	-	(2)	(630)	(740)
Write-off of receivables	2	1	771	621
Assets held for sale and discontinued operations (note 32)	-	-	(140)	117
At the end of the year	(1)	(3)	(5)	(6)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables - Consolidated
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

12.31.2018	393	362	10	5	5	11
12.31.2017 – Restated	704	673	15	5	2	9

9.      Other receivables

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
		Restated		Restated

Receivable from Paes Mendonça (note 9.1)	-	337	-	532
Accounts receivable from insurers (i)	213	208	213	208
Receivable from sale of subsidiaries (note 9.2)	82	81	82	81
Rental receivable	40	47	44	48
Assets sale	40	5	40	5
Other	58	32	67	47
Allowance for doubtful other receivables	(14)	(10)	(16)	(12)
	419	700	430	909

Current	291	253	302	267
Noncurrent	128	447	128	642

(i) R$174 is related to the amount receivable from the insurer due to the damage caused by the fire on the distribution center located in Osasco happened on December 27, 2017.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

9.      Other receivables – Continued

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017

At the beginning of the year	(10)	(6)	(12)	(7)
Allowance for doubtful other receivables	(4)	(4)	(4)	(9)
Write-off of receivables	-	-	13	-
Assets held for sale and discontinued operations (note 32)	-	-	(13)	4
At the end of the year	(14)	(10)	(16)	(12)

9.1.   Accounts receivable – Paes Mendonça

The accounts receivable from Paes Mendonça was linked to the operating leases of certain stores. The balance was offset by the premium that the Company paid by the renewal in September 2018 of the exploration contractual right of these stores for a period of 30 years representing the recognition of an intangible asset with a defined useful life (see note 15). Interest not previously collected on receivables was renegotiated in the amount to R$101, recognized as financial income.

9.2.   Accounts receivable for sale of company

Accounts receivable related to the exercise of an option to buy gas stations by a third party. The original amount of this receivable was R$50, which was monetary updated since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments. In January, 2016, 5 news gas stations were sold for the amount of R$8, in 120 installments at a rate of 110% of CDI.

10.    Inventories

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017

Stores	2,206	2,013	4,162	3,564
Distribution centers	1,431	1,065	1,807	1,307
Real estate inventories (note 10.3)	-	-	5	24
Estimated losses on obsolescence and breakage (note 10.2)	(31)	(36)	(65)	(73)
	3,606	3,042	5,909	4,822

10.1.Bonuses in inventories and storage cost

The Company and subsidiaries record supplier bonuses and the storage costs in the statement of operations as incurred the inventories that gave rise to the bonuses and the stored costs are realized. On December 31, 2018, the amount of unrealized suppliers bonuses, booked as a reduction of inventory balance, amounted to R$315 (R$244 on December 31, 2017).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

10.    Inventories - Continued

10.2.Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017

At the beginning of the year	(36)	(41)	(73)	(75)
Additions	(1)	(23)	(79)	(110)
Write-offs / reversal	6	28	85	111
Assets held for sale and discontinued operations (note 32)	-	-	2	1
At the end of the year	(31)	(36)	(65)	(73)

10.3.Real estate inventories

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units, based on the market value of real estate units received, as observed in comparable market transactions.

11.    Recoverable taxes

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017

ICMS (note 11.1)	1,326	1,187	2,335	1,886
Provision for non-realization to ICMS	-	-	(28)	(369)
PIS/COFINS (note 11.2)	461	286	717	424
Social Security Contribution - INSS	295	281	328	312
Income tax and Social Contribution	38	62	52	71
Other	9	9	20	19
Total	2,129	1,825	3,424	2,343

Current	316	360	679	596
Noncurrent	1,813	1,465	2,745	1,747

Company records ICMS (State VAT) credits as a reduction of cost of sales, every time sufficient evidence is obtained based on legal opinion, documental and factual evidences, including the estimate of realization, recognized as a reduction of cost of sales.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes - Continued

11.1 ICMS (State VAT)

In 2017, the Company reconsidered its position in relation to the recognition of ICMS related to prior periods, regarding the calculation of these credits over sales since November 2016. The Supreme Court (“STF”) ruled about the full application to all claims in the country over this same matter, the right over the difference between the ICMS-ST paid in advance by the supplier included in the purchase price, and the effective margin on the sale. On the occasion of a new ordinance (CAT 42, issued in May / 2018) in the state of São Paulo, there were new prospects for the realization of the ICMS-ST in the State, which resulted in the reversal of the provision for non-realization of R $ 369 in 2018 by the subsidiary of Company.

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitution system (“ICMS-ST”). Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

In order to supply its stores, the Company and its subsidiaries maintain distribution centers strategically located in certain States and in the Federal District, which receive goods with ICMS-ST of the entire supply chain (by force of tax replacement) already prepaid by suppliers or the Company and subsidiaries, and then the goods are shipped to locations in other States. Such interstate shipment entitles the Company and subsidiaries to a refund reimbursement of prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files of the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming to support these credits, which occurs in periods after these credits are generated.

Since the number of items traded at retail, subject to tax substitution, has been continuously increasing, the tax credits to be refunded by the Company and subsidiaries have also grown. The Company and its subsidiaries have been using such authorized tax credits to offset with state tax liabilities owed after having obtained the Special Regime and also through other procedures covered by state rules.

For credits that cannot be offset immediately, the Company’s Management understands that in future realization is probable based on a technical recovering study, on the expectation of future growth and the offset against debts deriving from its operations. These studies were prepared and periodically revised based on information extracted from strategic planning previously approved by the Company’s Board of Directors. For the financial statement as of December 31, 2018, Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the realization of ICMS tax credits, net of provision of R$28, as shown below.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes – Continued

11.1 ICMS (State VAT) - Continued

	Parent Company	Consolidated

Up to one year	208	347
From 1 to 2 years	153	401
From 2 to 3 years	136	408
From 3 to 4 years	138	389
From 4 to 5 years	125	193
More than 5 years	566	569
	1,326	2,307

11.2.PIS and COFINS credit

The Company records PIS and COFINS credits, when the Company obtains evidences to conclude about the rights of the credit. Evidences include i) Interpretation of tax legislation, ii) internal and external factors as legal practices and interpretation of the market and iii) accounting evaluation about the matter. These credits are recorded as a reduction of profit and loss accounts depending on the nature of tax credits calculated and recognized.

12.    Related parties

12.1.Management and Advisory Committees compensation.

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) for the years ended December 31, 2018 and 2017, were as follows:

(In thousands of Brazilian reais

	Base salary		Variable compensation		Stock option plan		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Board of directors (*)	12,256	5,797	-	-	-	-	12,256	5,797
Executive officers	42,695	31,408	15,083	26,813	29,267	24,405	87,045	82,626
Fiscal Council	228	456	-	-	-	-	228	456
	55,179	37,661	15,083	26,813	29,267	24,405	99,529	88,879

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Controlling shareholders:
Casino (i)	10	-	-	-	2	1	1	4	(64)	(48)
Euris (i)	-	-	-	-	-	-	-	-	(2)	(3)
Éxito (ii)	-	-	-	-	-	-	-	-	(1)	(1)
Helicco Participações (i)	-	-	-	-	-	-	3	-	(7)	-
Subsidiaries:
Novasoc Comercial	-	-	45	45	-	-	2	5	3	-
Sendas Distribuidora	23	4	94	83	11	7	-	-	87	-
SCB Distribuição e Comércio	-	-	96	-	-	-	-	-	-	-
Via Varejo (v)	6	7	16	4	11	4	105	202	(48)	(50)
VVLOG Logística Ltda.	-	-	-	-	-	-	-	1	-	2
Cnova Brasil (v)	-	-	-	19	-	-	-	-	(1)	36
GPA M&P	-	-	3	6	-	-	13	-	(1)	-
GPA Logistica	-	-	59	30	4	17	50	26	1	-
Bellamar	-	-	1	-	-	-	-	-	-	-
Associates
FIC (iii)	37	162	26	18	21	21	-	-	152	74
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda (“Greenyellow”) (iv)	-	-	-	-	-	-	142	149	(39)	(58)
Others	-	-	1	1	-	-	-	-	-	-
Total	76	173	341	206	49	50	316	387	80	(48)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties – Continued

	Consolidated
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Controlling shareholders
Casino (i)	15	-	-	-	2	1	1	4	(64)	(48)
Euris (i)	-	-	-	-	-	-	-	-	(2)	(3)
Éxito (ii)	-	-	-	-	-	-	-	-	(1)	(1)
Helicco Participações(i)	-	-	-	-	-	-	3	-	(7)	-
Associates
FIC (iii)	58	170	33	24	31	22	-	-	152	84
Other related parties
Greenyellow (iv)	-	-	-	-	-	-	141	149	(39)	(58)
Others	-	-	1	1	-	-	-		-	-
Total	73	170	34	25	33	23	145	153	39	(26)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties – Continued

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties. The main transactions are:

(i)      Casino: “Cost Sharing Agreement”: Agreement signed between the Company, Helicco Participações Ltda., Foncière Euris e Casino, Guichard-Perrachon S.A. (“Casino”) in August, 10 2014 to set the reimbursement rules for the Company of incurred expenses for the Casino Group companies related to activities involving transfer of “know-how” to the Company to support its development.

Insurance: Service agreements entered into between the Company and Casino for intermediation and negotiation of renewals of certain insurance policies.

“Agency Agreement”: Signed between the Company, Sendas Distribuidora S.A and Groupe Casino Limited on July, 25 2016 to set the rules for the services provided of “global sourcing” (prospecting global suppliers and intermediating the purchases) for Casino and reimbursement for Groupe Casino Limited the Company to restore reduced profit margins as a result of promotions realized by Company in its stores.

 “Cost Reimbursement Agreement”: Signed between the Company and Casino, Guichard-Perrachon S.A. on July, 25 2016 to set the reimbursement rules of French employees expenses of the Company related to the French social contributions paid by Casino in France.

Agency Agreement: Entered into between the Company, Sendas Distribuidora S.A. and Casino International S.A. on December 20, 2004 (as amended on February 23, 2017) to represent the Company in the commercial negotiation of products to be acquired from international suppliers.

(ii)     Éxito and subsidiaries: “Agreement on Establishment of Business Relations”: Signed between the Company, Sendas, Éxito and its subsidiaries on July, 27 2016 to set the rules of prospection of suppliers in each home country in order to establish new commercial relationships.

Conclusion of license agreements for the use of trademarks and copyrights involved in the production, advertising, promotion, marketing and distribution of textile products and accessories for the feminine public (Bronzini and Arkitect brands) by Distribuidora de Textiles y Confecciones SA (Didetexto ), controlled by Exito, to the Company.

(iii)   FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A. established in association agreement between the Company and Itaú, among them: (i) bank correspondent; (ii) indemnification agreement that FIC is committed to keep the Company free of losses in performing FIC’s services; and FIC and Company are committed, with each other, to compensate for contingences related your responsibilities; and (iii) agreement to providing for the Company to the FIC, and vice versa, of information and access to the systems for offering services.

(iv)  Greenyellow: Conclusion of contract agreements with the Company to regulate the terms the installation of equipment and the provision of services by Greenyellow of energy efficiency solutions in the establishments of the Company's multi-purpose business unit for energy reduction. Signing of contracts with Sendas to regulate the terms of the rental and maintenance of photovoltaic system equipment by Greenyellow in Sendas stores.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.Balances and transactions with related parties – Continued

Related party transactions relating to "held for sale and discontinued operations":

(v)   Via Varejo: “Acordo de Associação” (Shareholders’ Agreement) signed between the Company, Klein family, Via Varejo and Casas Bahia, on December 4, 2009, as amended on July 1, 2010, which establishes that the Company is committed to indemnify Via Varejo as a result of legal demands prior to June 30, 2010. On July 4, 2017, the same parties entered the Association Agreement, including liability for loss and damages incurred up to November 8, 2016 (the 6th anniversary of the closing date of the transaction) and the adjustment of the guarantee provided by the Company in the agreements entered into between the Company and the Klein family. On October 24, 2018, CBD entered into a Term Addendum to the Term Agreement, aim to improve the established criteria and enable the settlement of outstanding balances presented by Party to periodic meetings. As a result of the application of these new criteria, the subsidiary Via Varejo recognized an expense of R$82.

Operational Agreement entered into between the Company and Via Varejo on August 8, 2016 to establish integration between e-commerce and physical stores of the "Extra" brand. The Company must pay to Via Varejo fixed remuneration rates for the joint purchase of common items with suppliers and Via Varejo must pay to the Company fixed remuneration rates for withdrawal of products in the Company's physical stores of products purchased by consumers on the websites of the brands "Extra", "Ponto Frio" and "Casas Bahia".

Warranty instruments that establish the collection of compensation by the Company for grant a corporate warranty to Via Varejo's obligations within financial, commercial and leasing contracts (being guarantees limited to R$ 800 million to Via Varejo); and (ii) Via Retail and its subsidiaries in (a) counter-guarantee contracts with insurers to issue insurance-guarantee policies and (b) guarantee instruments with financial institutions to issue letters of guarantee (being guarantees limited to R$ 1,2 billion).

Agreement for the accreditation of Via Varejo and Cnova Brasil establishments for the use of the Company's multi-benefit cards by card users and term of acceptance to the agreement to provide and employees’ multi-benefit cards: Employees benefit card sold by the Company to Via Varejo (signed on August 14, 2017), in order to the Via Varejo’s employees have acess to buy products atstores with this card.

Reciprocal rental and sublease of real estate properties between the Company and Via Varejo, for store location, administrative office or distribution center sharing.

Reimbursement of expenses by Cnova to the Company for costs and expenses related to legal and administrative claims filed against Cnova paid by the Company.

Private Instrument of Agreement for Shared of Expenses entered into by the Company, Via Varejo, Cnova and Sendas on December 15, 2016 to establish the criteria to allocate expenses related to the use of the shared services center.

In 2018, Via Varejo has accounts payable related to purchase of operating right of some insurances with FIC R$2; and a receivable from Casas Bahia Comercial R$48, due to mainly assets indemnity and R$6 to pay Greenyellow's energy efficiency contract. In statement of operations of Via Varejo, the balance of expenses with FIC is R$(8), expenses with Casas Bahia Comercial R$311 and expenses the R$2 with Greenyellow. Theses balances are recorded in the line “assets held for sale and discontinued operations”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments

13.1.Breakdown of investments

		Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	SCB	Others	Total (*)

Balances at 12.31.2017	3,122	5	-	176	-	(100)	3,203
Adjustment related to IFRS 9	(2)	-	-	(21)	-	(30)	(53)
Balances at 12.31.2017 - restated	3,120	5	-	155	-	(130)	3,150
Share of profit (loss) of subsidiaries and associates	1,099	(4)	(9)	78	(30)	(71)	1,063
Dividends and interest of own capital	(115)	-	-	(19)	-	-	(134)
Stock options	8	-	5	-	-	1	14
Capital increase	-	-	-	-	22	-	22
Capital increase with property and equipment	98	-	-	-	83	-	181
Other movements (**)	-	-	(21)	(7)	-	(24)	(52)
Assets held for sale and discontinued operations (note 32)	-	-	25	-	-	-	25
Balances at 12.31.2018	4,210	1	-	207	75	(224)	4,269

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	SCB	Total (*)

Balances at 12.31.2016	2,330	168	-	443	73	3,014
Adjustment related to IFRS 9	(2)	-	-	(5)	(14)	(21)
Balances at 12.31.2016 - restated	2,328	168	-	438	59	2,993
Share of profit (loss) of subsidiaries and associates	512	4	176	40	(140)	592
Dividends and interest of own capital	(81)	(167)	(22)	(323)	(40)	(633)
Stock options	4	-	3	-	1	8
Capital increase	68	-	-	-	19	87
Capital increase with property and equipment (note 14)	289	-	-	-	-	289
Capital reduction	-	-	-	-	(6)	(6)
Other movements (**)	-	-	(5)	-	(23)	(28)
Assets held for sale and discontinued operations (note 32)	-	-	(152)	-	-	(152)
Balances at 12.31.2017	3,120	5	-	155	(130)	3,150

(*) Includes the effects of uncovered liabilities on the investment on Luxco of R$267 on December 31, 2018 (R$195 on December 31, 2017).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Other (*)	Total
Balances at 12.31.2016	315	-	(21)	294
Adjustment related to IFRS 9	(5)	-	(14)	(19)
Balances at 12.31.2016 - restated	310	-	(35)	275
Share of profit of associates - continued operations	49	-	(138)	(89)
Share of profit of associates - discontinued operations	19	1	-	20
Dividends and interest on own capital - continued operations	(204)	-	-	(204)
Dividends and interest on own capital - discontinued operations	(81)	-	-	(81)
Other movements (**)	-	-	(21)	(21)
Assets held for sale and discontinued operations (note 32)	62	(1)	-	61
Balances at 12.31.2017 - restated	155	-	(194)	(39)
Share of profit of associates- continued operations	79		(46)	33
Share of profit of associates – discontinued operations	32	8	-	40
Dividends and interest on own capital- continued operations	(25)	-	-	(25)
Dividends and interest on own capital – discontinued operations	(12)	-	-	(12)
Other movements (**)	(7)	-	(27)	(34)
Assets held for sale and discontinued operations (note 32)	(19)	(8)	-	(27)
Balances at 12.31.2018	203	-	(267)	(64)

(**) Refers substantially to the exchange variation effect of Cnova N.V.

13.2.   Business combination

13.2.1.            Cheftime and James Delivery

The Company has completed in the year the acquisition of the controlling interest of two entity being James Delivery a delivery company and Cheftime providing gastronomic kits. The net assets of such companies (representing around R$1) and the considerations for the acquisition were measured preliminarily and will be completed during 2019.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment

	Parent company
	Balance at 12.31.2016	Additions	Depreciation	Write-offs	Transfers	Balance at 12.31.2017	Additions	Depreciation	Write-offs	Transfers (*)	Balance at 12.31.2018

Land	1,261	-	-	(30)	(137)	1,094	-	-	(56)	(47)	991
Buildings	1,611	5	(50)	(205)	(28)	1,333	5	(44)	(70)	(45)	1,179
Leasehold improvements	2,226	23	(187)	(127)	207	2,142	7	(196)	(54)	134	2,033
Machinery and equipment	1,047	29	(177)	(67)	72	904	18	(165)	(56)	160	861
Facilities	319	46	(36)	(13)	(10)	306	13	(38)	(5)	(1)	275
Furniture and fixtures	396	2	(59)	(11)	37	365	8	(58)	(18)	60	357
Vehicles	3	-	(1)	-	-	2	-	(1)	-	-	1
Construction in progress	113	405	-	(3)	(436)	79	458	-	-	(422)	115
Other	45	25	(15)	(2)	(14)	39	27	(13)	-	(22)	31
Total	7,021	535	(525)	(458)	(309)	6,264	536	(515)	(259)	(183)	5,843

Finance lease
IT equipment	5	-	-	-	-	5	-	(1)	-	-	4
Buildings	17	-	-	-	-	17	-	-	-	-	17
	22	-	-	-	-	22	-	(1)	-	-	21
Total	7,043	535	(525)	(458)	(309)	6,286	536	(516)	(259)	(183)	5,864

(*) Referring to the assets transferred to the subsidiary Sendas Distribuidora and SCB as a capital increase related to the banner conversion project.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Parenty Company
	Balance at 12.31.2018			Balance at 12.31.2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	991	-	991	1,094	-	1,094
Buildings	1,898	(719)	1,179	2,190	(857)	1,333
Leasehold improvements	3,666	(1,633)	2,033	3,659	(1,517)	2,142
Machinery and equipment	2,247	(1,386)	861	2,273	(1,369)	904
Facilities	583	(308)	275	596	(290)	306
Furniture and fixtures	945	(588)	357	962	(597)	365
Vehicles	8	(7)	1	8	(6)	2
Construction in progress	115	-	115	79	-	79
Other	128	(97)	31	127	(88)	39
	10,581	(4,738)	5,843	10,988	(4,724)	6,264

Finance lease
IT equipment	40	(36)	4	37	(32)	5
Buildings	38	(21)	17	40	(23)	17
	78	(57)	21	77	(55)	22
Total	10,659	(4,795)	5,864	11,065	(4,779)	6,286

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Consolidated
	Balance at 12.31.2016	Additi-ons	Depre-ciation	Write-offs (**)	Transfers (***)	Assets held for sale and discontinued operations (*)	Balance at 12.31.2017	Additi-ons	Depre-ciation	Write-offs	Transfers	Assets held for sale and discontinued operations (*)	Balance at 12.31.2018

Land	1,414	-	-	(31)	(21)	-	1,362	46	-	(56)	13	1	1,366
Buildings	1,856	113	(59)	(225)	85	-	1,770	175	(57)	(71)	(46)	2	1,773
Leasehold improvements	3,284	295	(254)	(156)	342	(19)	3,492	479	(292)	(124)	361	(73)	3,843
Machinery and equipment	1,340	158	(234)	(77)	118	(43)	1,262	182	(235)	(79)	292	(114)	1,308
Facilities	433	109	(46)	(20)	5	6	487	76	(54)	(20)	27	(15)	501
Furniture and fixtures	543	55	(79)	(14)	60	(25)	540	92	(84)	(26)	116	(43)	595
Vehicles	2	-	(1)	(6)	5	1	1	-	(1)	(30)	1	30	1
Construction in progress	204	596	-	(4)	(595)	(75)	126	809	-	(13)	(755)	9	176
Other	63	41	(21)	(3)	(11)	(6)	63	39	(23)	(1)	(9)	(11)	58
Total	9,139	1,367	(694)	(536)	(12)	(161)	9,103	1,898	(746)	(420)	-	(214)	9,621

Finance lease
Equipment	9	-	(2)	-	(1)	-	6	-	(2)	(1)	-	-	3
IT equipment	8	-	(3)	-	-	-	5	-	(2)	-	-	-	3
Furniture and fixtures	6	-	(2)	-	-	-	4	-	(1)	-	-	-	3
Buildings	20	-	-	-	-	-	20	-	-	-	-	-	20
	43	-	(7)	-	(1)	-	35	-	(5)	(1)	-	-	29
Total	9,182	1,367	(701)	(536)	(13)	(161)	9,138	1,898	(751)	(421)	-	(214)	9,650

 (*) See note 32

(**) The write-offs in buildings in the amount of R$137 refers to the damage on Distribution Center located in Osasco due to a fire occurred on December 27, 2017, R$123 refers to the sale of a Distribution Center and the remaining amount refers substantially to closure of stores.

(***) In the total of transfers, R$(22) are related to the reclassification of a land to available for sale.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Consolidated
	Balance at 12.31.2018			Balance at 12.31.2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,366	-	1,366	1,362	-	1,362
Buildings	2,585	(812)	1,773	2,705	(935)	1,770
Leasehold improvements	5,868	(2,025)	3,843	5,310	(1,818)	3,492
Machinery and equipment	2,957	(1,649)	1,308	2,828	(1,566)	1,262
Facilities	865	(364)	501	817	(330)	487
Furniture and fixtures	1,287	(692)	595	1,209	(669)	540
Vehicles	8	(7)	1	8	(7)	1
Construction in progress	176	-	176	126	-	126
Other	198	(140)	58	183	(120)	63
	15,310	(5,689)	9,621	14,548	(5,445)	9,103

Finance lease
Equipment	23	(20)	3	26	(20)	6
IT equipment	45	(42)	3	46	(41)	5
Facilities	1	(1)	-	1	(1)	-
Furniture and fixtures	13	(10)	3	13	(9)	4
Buildings	43	(23)	20	43	(23)	20
	125	(96)	29	129	(94)	35
Total	15,435	(5,785)	9,650	14,677	(5,539)	9,138

14.1.Guarantees

At December 31, 2018 and 2017, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in note 21.8.

14.2.Capitalized borrowing costs

The consolidated borrowing costs for the year ended December 31, 2018 were R$23 (R$16 for the year ended December 31, 2017). The rate used to determine the borrowing costs eligible for capitalization was 101.78% of the CDI (101.66 % of the CDI for the period ended December 31, 2017), corresponding to the effective interest rate on the Company’s borrowings.

14.3.Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Additions (i)	536	535	1,898	1,367
Capitalized borrowing costs	(5)	(7)	(22)	(16)
Property and equipment financing - Additions (ii)	(509)	(139)	(1,482)	(553)
Property and equipment financing - Payments (ii)	542	119	1,436	604
Total	564	508	1,830	1,402

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.   Additions to property and equipment for cash flows – Continued

(i)      The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)     The additions to property and equipment above are presented to reconcile the acquisitions during the yearwith the amounts presented in the statement of cash flowsnet of items that did not impact cash.

14.4.   Other information

At December 31, 2018, the Company and its subsidiaries recorded in the cost of sales the amount of R$39 in the parent company (R$48 at December 31, 2017) and R$49 in consolidated (R$54 at December 31, 2017) related to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

At December 31, 2018 and 2017, there was no loss related to impairment. The analysis of the recoverable value of the operating assets of the stores was made based on the criteria described in note 6.1(a).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets

	Parent Company
	Balance at 12.31.2016	Additions	Amortization	Balance at 12.31.2017	Additions	Company acquisition (*)	Amortization	Transfers (**)	Balance at 12.31.2017

Goodwill - retail	501	-	-	501	-	41	-	-	542
Commercial rights retail (note 15.2)	46	-	-	46	-	-	(3)	418	461
Software and implementation	488	102	(81)	509	138	-	(84)	-	563
Software capital leasing	158	23	(44)	137	-	-	(40)	11	108
Total	1,193	125	(125)	1,193	138	41	(127)	429	1,674

(*) See note 13.2.1.

(**) Contractual law of stores from Paes Mendonça, see note 9.1.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets - Continued

	Parent Company
	Balance at 12.31.2018			Balance at 12.31.2017
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - retail	1,400	(858)	542	1,359	(858)	501
Commercial rights - retail	464	(3)	461	46	-	46
Software and implementation	1,117	(554)	563	979	(470)	509
Software capital leasing	370	(262)	108	370	(233)	137
	3,351	(1,677)	1,674	2,754	(1,561)	1,193

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Consolidated
	Balance at 12.31.2016	Addi-tions	Amorti-zation	Write-off	Trans-fers	Assets held for sale and discontinued operations (*)	Balance at 12.31.2017	Addi-tions	Amorti-zation	Company acquisition (**)	Write-off	Transfer (***)	Assets held for sale and discontinued operations (*)	Balance at 12.31.2018
Goodwill - retail	1,107	-	-	-	-	-	1,107	-	41	-	-	-	-	1,148
Tradename - cash and carry	39	-	-	-	-	-	39	-	-	-	-	-	-	39
Commercial rights – retail (note 15.2)	80	6	-	-	-	-	86	24	-	(5)	-	652	-	757
Software	523	236	(86)	(9)	(9)	(104)	551	534	-	(91)	(29)	(6)	(338)	621
Software capital leasing	159	41	(46)	-	-	(13)	141	-	-	(42)	-	11	-	110
Total	1,908	283	(132)	(9)	(9)	(117)	1,924	558	41	(138)	(29)	657	(338)	2,675

(*) See note 32.

(**) See note 13.2.1 .

(***) Contractual law of stores from Paes Mendonça, see note 9.1.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Consolidated
	Balance at 12.31.2018			Balance at 12.31.2017
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill - retail	2,259	(1,111)	1,148	2,217	(1,110)	1,107
Tradename - cash and carry	39	-	39	39	-	39
Commercial rights - retail (note 15.2)	762	(5)	757	86	-	86
Software	1,200	(579)	621	1,038	(487)	551
Software capital leasing	378	(268)	110	377	(236)	141
Total intangibles	4,638	(1,963)	2,675	3,757	(1,833)	1,924

15.1. Impairment testing of goodwill, brands and intangible assets with indefinite useful life

On December 31, 2018, for impairment testing purposes, the goodwill acquired through business combinations and tradenames with indefinite useful lives was allocated to two cash generating units, which are also operating segments: retail and cash and carry.

The recoverable amount of the segments was defined by means of the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. Based on this analysis, no impairment was necessary. See further details in note 6.1 (b).

15.2. Commercial rights

Commercial rights are the right to operate the stores under to acquired rights, or allocated on business combinations.

Management understands that commercial rights are considered recoverable, considering its recovery by cash flows return or the possibility of negotiating with third parties.

Goodwill with a defined useful life is tested using the same assumptions used in the Company's other recoverability tests (note 6.1 (b)), following the term of use of these assets.

15.3. Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017

Additions	139	125	558	283
Finance lease	-	(23)	-	(41)
Intangible assets financing - Addition	-	-	(60)	-
Intangible assets financing - Payments	-	4	38	69
Total	139	106	536	311

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

16.    Trade payables, net

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017

Product suppliers	5,745	5,564	9,662	8,554
Service suppliers	390	330	491	412
Bonuses from suppliers (note 16.2)	(531)	(517)	(907)	(838)
	5,604	5,377	9,246	8,128

16.1.Agreement between suppliers, the Company and banks

The Company and its subsidiaries have certain agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services, allowing suppliers to anticipate receivables in the normal course of purchases made by the Company.

These transactions were evaluated by the management concluding that has commercial characteristics, since there are no changes in price and / or terms previously established in the original commercial negotiations, as well as no financial charges. The anticipation is also solely the suppliers’s discretion.

The Company also has commercial transactions increasing payment terms, routinely as part of its commercial activity, without financial charges.

16.2.Accounts receivable from vendors

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The collection of these receivables is by offsetting the amounts payable to suppliers, according to supply agreements conditions so that the settlement occurs by the net amount.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing

17.1.     Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Debentures and promissory note
Debentures and Certificate of Agribusiness Receivables (note 17.4)	101.22% of CDI	4,146	3,015	4,146	3,015
		4,146	3,015	4,146	3,015

Borrowings and financing
Local currency
BNDES	3.91% per year	6	7	37	45
Working capital (note 17.10)	94.94% of CDI	238	285	238	285
Working capital	TR + 9.80 % per year	17	19	112	125
Finance lease (note 22)		143	181	152	195
Swap contracts (note 17.7)	101.44% of CDI	(2)	(3)	(11)	(19)
Borrowing cost		-	(2)	(3)	(4)
		402	487	525	627
Foreign currency (note 17.5)
Working capital	USD + 3.26% per year	189	333	843	664
Working capital		-	200	-	200
Swap contracts (note 17.7)	102.59% of CDI	(33)	53	(76)	55
Borrowing cost		-	(1)	-	(1)
		156	585	767	918
Total		4,704	4,087	5,438	4,560

Current assets		-	-	43	-
Noncurrent assets		35	12	44	28
Current liabilities		1,336	1,223	2,016	1,251
Noncurrent liabilities		3,403	2,876	3,509	3,337

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2017	4,087	4,560
Additions - working capital (note 17.10)	2,903	9,139
Accrued interest	296	619
Accrued swap	(53)	(126)
Mark-to-market	5	12
Monetary and exchange rate changes	91	184
Borrowing cost	12	13
Interest paid	(396)	(758)
Payments	(2,199)	(7,980)
Swap paid	(42)	(9)
Liabilities related to assets held for sale (note 32)	-	(216)
At December 31, 2018	4,704	5,438

	Parent Company	Consolidated
At December 31, 2016	5,538	5,869
Additions - working capital	2,024	7,789
Additions - finance lease	23	41
Accrued interest	342	748
Accrued swap	70	114
Mark-to-market	17	12
Monetary and exchange rate changes	21	22
Borrowing cost	9	9
Interest paid	(648)	(1,131)
Payments	(3,107)	(8,336)
Swap paid	(202)	(318)
Liabilities related to assets held for sale (note 32)	-	(259)
At December 31, 2017	4,087	4,560

17.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated

From 1 to 2 years	1,286	1,306
From 2 to 3 years	1,541	1,559
From 3 to 4 years	510	528
From 4 to 5 years	12	24
After 5 years	21	52
Subtotal	3,370	3,469

Borrowing costs	(2)	(4)
Total	3,368	3,465

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company and Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	12.31.2018	12.31.2017

12th Issue of Debentures – CBD	No preference	900	-	09/17/14	09/12/19	107.00% do CDI	-	-	921
13th Issue of Debentures – CBD and CRA	No preference	1,012	1,012,500	12/20/16	12/20/19	97.50% do CDI	1,001	1,014	1,014
14th Issue of Debentures – CBD	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% do CDI	1,013	1,094	1,096
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% do CDI	1,030	824	-
16th Issue of Debentures – CBD (1st serie)	No preference	700	700,000	09/11/18	09/10/21	106% do CDI	1,020	714	-
16th Issue of Debentures – CBD (2nd serie)	No preference	500	500,000	09/11/18	09/12/22	107.4% do CDI	1,020	510	-
Borrowing cost								(10)	(16)
Parent Company/Consolidated								4,146	3,015

Current liabilities								1,068	481
Noncurrent liabilities								3,078	2,534

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.Debentures, Promissory Note and Certificate of Agribusiness Receivables  – Continued

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

The amortization occurs in payment exclusively at the maturity date with semi-annually interest payment remuneration (13th, 14th, 15th and 16th issue of CBD).

The 13th and 14th issues are entitled to early redemption, at any time, the 15th issue on December 15, 2018 and 16th as of December 10, 2018, both of according under conditions laid down on the issuing instrument.

On April 17, 2017, CBD performed the 14th issuance of simple debentures, non-convertible into shares, unsecured, in a single serie, which was placed privately with Ares Serviços Imobiliários Ltda., which was later assigned and transferred to Ápice Securitizadora S.A., that acquired the Debentures and the Agribusiness Credit Rights with the purpose to bind with the 7th series of the 1st issuance of Certificate of Agribusiness Receivables (CRA). The resources were used exclusively for purchasing agribusiness products, such as fruits, vegetables, dairy, and animal’s protein in natura directly from rural producers and cooperatives.

The amount of R$ 1,080 maturing on April 13, 2020, with interest of 96% of the CDI to be semi-annually paid.

On January 17, 2018, CBD performed the 15th issuance of simple debentures, non-convertible into shares, unsecured, in a single serie. The resources are used to increase working capital and to extend the indebtedness profile. The amount of R$ 800 has maturity on January 15, 2021, with interest of 104.75% of CDI that will be paid semi-annually.

On September 11, 2018, CBD performed the 16th issuance of simple debentures, non-convertible to shares, unsecured, in two series. The resources are used to increase working capital and to extend the indebtedness profile. The total amount of R$ 1,200, being in September 10, 2021 the maturity of the first serie  and September 10, 2022 the second serie, with interest of 106.00% of CDI for the first serie and of 107.40% for the second serie with semi-annual payment.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.5.Borrowings in foreign currencies

On December 31, 2018 GPA had loans in foreign currencies (dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments, being the last due date in September, 2020.

17.6.Guarantees

The Company has signed promissory notes for some loan contracts.

17.7.Swap contracts

The Company and its Brazilian subsidiaries use swap transactions for 100% of its borrowings denominated in US dollars, euros and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective toprotect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate of CDI in 2018 was 6.42% (9.93% in 2017).

17.8.Credit facilities

The Company and its subsidiaries entered into credit facility agreements, in the amount of R$1,800. These agreements are under market conditions and effective for 2020.

17.9.Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2018, GPA complied with these ratios.

17.10. Total Return Swap (“TRS”)

The Company sold 50.000.000 shares, representing a 3.8% stake in Via Varejo through an auction at B3 on December 27, 2018 for the amount of a Total Return Swap transaction ("TRS") receiving R$ 218. On December 21, 2018 a contract was signed with a bank foreseeing the sale described and defining a Total Return Swap ("TRS") the same number of shares. Although the ownership of the shares was transferred, the Company had the risk of adjusting the market value of these shares in future sales of the bank, which, based on IFRS 9 / CPC 48, determines that the accounting actions are not derecognised. The contract will expire on April 30, 2019.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of the risks. Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their carrying amounts, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
		Restated		Restated
Financial assets:
Amortized cost
Related parties - assets	341	206	34	25
Trade receivables and other receivables	627	872	695	1,133
Fair value through profit or loss
Cash and cash equivalents	2,935	2,868	4,369	3,792
Financial instruments – Fair value hedge	35	12	87	28
Fair value through other comprehensive income
Trade receibles with credit card companies and sales vouchers	70	336	123	474
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(316)	(387)	(145)	(153)
Trade payables	(5,604)	(5,377)	(9,246)	(8,128)
Financing for purchase of assets	(68)	(95)	(149)	(116)
Debentures	(4,146)	(3,015)	(4,146)	(3,015)
Borrowings and financing	(387)	(470)	(423)	(520)
Fair value through profit or loss
Loans and financing (Hedge accounting object)	(206)	(552)	(956)	(989)
Financial instruments – Fair Value Hedge	-	(62)	-	(64)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

18.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)      Credit risk

•       Cash and cash equivalents: in order to minimize credit risk, the Company adopts investment policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

•       Accounts receivable: credit risk related to accounts receivable is minimized by the fact that large portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, mainly to the accounts receivable paid in installments, the Company monitor the risk through the credit concession to customers and by periodic analysis of the provision for losses.

•       The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s carrying out transactions, according to policies approved by governance boards.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments - Continued

18.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

(i) Credit risk - Continued

•       There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

(ii)     Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments. As a result, the Company and its subsidiaries are, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI indexed debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)    Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps, aiming to mitigate the exchange exposure risk, converting the cost of debt into domestic currency andinterest rates.

(iv)    Capital risk management

The main objective of the Company’s capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

The capital structure is presented as follows:

	Parent company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
		Restated		Restated

Cash and cash equivalents	2,935	2,868	4,369	3,792
Financial instruments – Fair value hedge	35	12	87	28
Borrowings and financing	(4,739)	(4,099)	(5,525)	(4,588)
Other liabilities with related parties (*)	(138)	(145)	(138)	(145)
Net debt	(1,907)	(1,364)	(1,207)	(913)
Shareholders’ equity	(11,083)	(10,188)	(13,939)	(13,041)

Net debt to equity ratio	17%	13%	9%	7%

(*) Represents amount payable to Greenyellow related to the equipments purchase.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

a.      Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2018.

a)      Parent company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	249	220	8	477
Debentures and promissory notes	1,283	3,461	-	4,744
Derivative financial instruments	5	(33)	-	(28)
Finance lease	42	123	141	306
Trade payables	5,604	-	-	5,604
Total	7,183	3,771	149	11,103

b)      Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	959	312	53	1,324
Debentures and promissory notes	1,283	3,461	-	4,744
Derivative financial instruments	(39)	(39)	(2)	(80)
Finance lease	48	130	146	324
Trade payables	9,246	-	-	9,246
Total	11,497	3,864	197	15,558

b.      Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2018 the reference value of these contracts were R$883 (R$ R$1,039 at December 31, 2017. These operations are usually contracted under the same terms of amounts, maturities and fees, and carried out with the financial institution of the same economic group, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” operations to hedge against debts.

The Company’s internal controls were designed to ensure that transactions are conducted in compliance with this treasury policy.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

b.      Derivative financial instruments - Continued

The Company calculates the effectiveness of hedge transactions atinception date and on continuing basis. Hedge transactions contracted in the year ended December 31, 2018 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 48 (IFRS 39), the debt, which is the hedge object, is also adjusted at fair value.

		Consolidated
		Notional value		Fair value
		12.31.2018	12.31.2017	12.31.2018	12.31.2017
Fair value hedge
Hedge object (debt)		883	1,039	955	989

Long position (buy)
Prefixed rate	TR + 9.80% per year	127	127	112	125
US$ + fixed	USD + 3.26 % per year	756	692	843	663
EUR + fixed		-	220	-	200
		883	1,039	955	988
Short position (sell)
	102.45% per year	883	(1,039)	(868)	(1,024)

Hedge position - asset		-	-	87	28
Hedge position - liability		-	-	-	(64)
Net hedge position		-	-	87	(36)

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2018 are recorded as financial expenses, net and the balance payable at fair value is R$87 (payable R$36 as of December 31, 2017), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2018 resulted in a gain of R$128 (gain of R$129 as of December 31, 2017).

f)       Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of transactions, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by B3.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date of financial statements are prepared and rates are projected by the market calculated based on currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.2.Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$3.99 on the due date, and the weighted interest rate weighted was 6.66% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see note 18.2 (i).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i)      Other financial instruments

			Market projection
Operations	Risk (CDI variation)	Balance at 12.31.2018	Scenario I	Scenario II	Scenario III

Fair value hedge of fixed rate	101.44% of CDI	(101)	(202)	(205)	(208)
Fair value hedge of exchange rate	102.59% of CDI	(767)	(874)	(888)	(901)
Debentures	105.85% of CDI	(2,048)	(2,230)	(2,276)	(2,321)
Debentures (1st issue CRA)	97.50% of CDI	(1,014)	(1,104)	(1,126)	(1,149)
Debentures (2nd issue CRA)	96.00% of CDI	(1,094)	(1,191)	(1,216)	(1,240)
Bank loans	94.94% of CDI	(238)	(257)	(262)	(266)
Leases	100.19% of CDI	(42)	(45)	(46)	(47)
Leases	100.00% of CDI	(2)	(2)	(2)	(2)
Leases	95.00% of CDI	(69)	(75)	(76)	(78)
Total borrowings and financing exposure		(5,375)	(5,980)	(6,097)	(6,212)

Cash and cash equivalents (*)	85.78% of CDI	3,883	4,162	4,231	4,301
Net exposure		(1,492)	(1,818)	(1,866)	(1,911)
Net effect - loss			(326)	(374)	(419)

(*) Weighted average

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Measurement of fair value at the balance sheet date based on quoted (unadjusted) prices in active markets for assets or liabilities that the entity may have access to at the measurement date.

Level 2: Measurement of fair value at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, other than quoted prices included in Level 1.

Level 3: Measurement of fair value at the balance sheet date using unobservable inputs for the asset or liability.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Consolidated
	Carrying amount	Fair value
	12.31.2018	12.31.2018	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	123	123	2
Swaps of annual rate between currencies	76	76	2
Swaps of annual rate	11	11	2
Borrowings and financing (FVPL)	(956)	(956)	2
Borrowings and financing and debentures (amortized cost)	(4,569)	(4,509)	2
Total	(5,315)	(5,255)

There were no changes between the fair value measurements levels in the year ended December 31, 2018.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.4.Consolidated position of derivative transactions

The consolidated position of outstanding derivative financial instruments are presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contractual date	Maturity	12.31.2018	12.31.2017	12.31.2018	12.31.2017

Exchange swaps registered with CETIP
(US$ x CDI)
	Agricole	EUR 50	10/07/2015	10/08/2018	-	(24)	-	(20)
	Scotiabank	US$ 50	01/15/2016	01/16/2018	-	(42)	-	(42)
	Scotiabank	US$ 50	09/29/2017	09/29/2020	37	9	33	9
	Banco Tokyo	US$ 100	12/12/2017	12/12/2019	52	(3)	42	(2)
	Bradesco	US$ 70	06/18/2018	06/13/2019	3	-	1	-

Interest rate swap registered with CETIP
(pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	1	2	3
	Itaú BBA	R$ 54	01/14/2015	1/5/2027	3	3	5	8
	Itaú BBA	R$ 52	05/26/2015	5/5/2027	2	2	4	8
					98	(54)	87	(36)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

19.     Taxes and contributions payable and taxes payable in installments

19.1.Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017

Taxes payable in installments - Law 11,941/09	432	511	432	511
Taxes payable in installments – PERT	169	174	169	176
ICMS	62	42	88	65
PIS and COFINS	4	49	8	52
Provision for income tax and social contribution	26	-	115	38
Withholding Income Tax	1	12	2	13
INSS	1	2	4	4
Other	12	4	23	8
	707	794	841	867

Current	236	228	370	301
Noncurrent	471	566	471	566

(i)             The Company decided to include certain federal tax debts in the Special Program on Tax Settlements – PERT (“PERT Program”), as per the conditions stablished in Law no. 13.496, enacted on October 24, 2017. The program allows the payment in monthly installments, and granted discounts on interest and penalties. The Company included tax debts related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF and other claims - (See note 21.1). The PERT liability is being settled integrally in cash in monthly installments in 12 years. The Company is in compliance with the obligations assumed in this installment plan.

(ii)    Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS. The Company is in compliance with terms and conditions of obligations of this tax installment payment program.

19.2.Maturity schedule of taxes payable in installments in noncurrent liabilities:

Parent Company and Consolidated
From 1 to 2 years	101
From 2 to 3 years	102
From 3 to 4 years	84
From 4 to 5 years	78
After 5 years	106
471

The net impact in the statement of operations of the continued operations related to the decision to apply to PERT program resulted in an expense of R$183 on 2017.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution

20.1.Income tax and social contribution expense reconciliation

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
		Restated		Restated
Incomet (loss) before income tax and social contribution	1.196	669	1.703	752
Credit (expense) of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(299)	(167)	(568)	(267)
Tax penalties	(20)	(24)	(22)	(25)
Share of profit of associates	266	148	15	(9)
Interest on own capital (*)	59	(4)	93	16
Tax benefits	15	-	15	-
Other permanent differences	5	(10)	18	(12)
Income tax and social contribution	26	(57)	(449)	(297)

Credit (expense) income tax and social contribution for the period:
Current	(36)	(10)	(347)	(171)
Deferred	62	(47)	(102)	(126)
Credit (expense) income tax and social contribution expense	26	(57)	(449)	(297)
Effective rate	(2.17%)	8.52%	26.37%	39.49%

CBD does not pay social contribution based on a final favorable court decision in the past; therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital.

20.2. Breakdown of deferred income tax and social contribution

	Parent Company
	12.31.2018			12.31.2017
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	167	-	167	178	-	178
Provision for risks	230	-	230	204	-	204
Goodwill tax amortization	-	(56)	(56)	-	(54)	(54)
Mark-to-market adjustment	2	-	2	-	(1)	(1)
Technological innovation – future realization	-	(10)	(10)	-	(13)	(13)
Depreciation of fixed assets as per tax rates	-	(125)	(125)	-	(111)	(111)
Unrealized gains with tax credits	-	(88)	(88)	-	(185)	(185)
Other	60	(8)	52	95	(1)	94
Deferred income tax and social contribution assets (liabilities)	459	(287)	172	477	(365)	112

Compensation	(287)	287	-	(365)	365	-
Deferred income tax and social contribution assets (liabilities), net	172	-	172	112	-	112

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution - Continued

20.2. Breakdown of deferred income tax and social contribution

	Consolidated
	12.31.2018			12.31.2017
	Asset	Liability	Net	Asset	Liability	Net
				Restated

Tax losses and negative basis of social contribution	198	-	198	200	-	200
Provision for risks	292	-	292	289	-	289
Goodwill tax amortization	-	(601)	(601)	-	(585)	(585)
Mark-to-market adjustment	-	(1)	(1)	-	(7)	(7)
Technological innovation – future realization	-	(10)	(10)	-	(13)	(13)
Depreciation of fixed assets as per tax rates	-	(128)	(128)	-	(112)	(112)
Unrealized gains with tax credits	-	(222)	(214)	-	(185)	(185)
Other	112	(14)	98	149	(5)	144
Deferred income tax and social contribution assets (liabilities)	602	(976)	(374)	638	(907)	(269)

Compensation	(395)	395	-	(513)	513	-
Deferred income tax and social contribution assets (liabilities), net	207	(581)	(374)	125	(394)	(269)

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of the Company’s business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	29	80
From 1 to 2 years	44	83
From 2 to 3 years	106	133
From 3 to 4 years	160	187
From 4 to 5 years	120	119
	459	602

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution – Continued

20.3.Movement in deferred income tax and social contribution

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
		Restated		Restated
At the beginning of the period	108	155	(273)	(147)
Adjustment related to IFRS 9	4	3	4	3
Restated opening balance	112	158	(269)	(144)
Credit (expenses) Expense for the period – continued operations	62	(47)	(102)	(126)
Expense for the period – discontinued operations	-	-	25	161
Income Tax related to OCI - continued operations	(2)	1	(1)	1
Income Tax related to OCI - discontinued operations	-	-	3	1
Special program on tax settlements – PERT discontinued operations – use of tax loss	-	-	(2)	(89)
Assets held for sale and discontinued operations (see note 32)	-	-	(28)	(73)

At the end of the period	172	112	(374)	(269)

21.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

21.1.Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	73	363	274	81	21	812

Additions	83	255	92	58	29	517
Payments	-	(2)	(73)	(23)	(19)	(117)
Reversals	(64)	(32)	(94)	(66)	(20)	(276)
Monetary adjustment	(8)	11	32	12	4	51
Balance at December 31, 2018	84	595	231	62	15	987

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2016	109	428	254	80	20	891

Additions	33	70	141	35	23	302
Payments	-	(2)	(40)	(16)	(11)	(69)
Reversals	(53)	(61)	(116)	(30)	(15)	(275)
Transfer to instalments taxes	-	(89)	-	-	-	(89)
Monetary adjustment	(16)	17	35	12	4	52
Balance at December 31, 2017	73	363	274	81	21	812

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

21.  Provision for risks - Continued

21.2.Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total

Balance at December 31, 2017	74	563	331	105	34	1,107
Additions	119	268	998	316	46	1,747
Payments	-	(2)	(812)	(183)	(24)	(1,021)
Reversals	(65)	(93)	(597)	(229)	(33)	(1,017)
Monetary adjustment	(4)	8	118	32	5	159
Liabilities related to assets held for sale and discontinued operations (see Note 32)	(38)	(2)	253	48	(1)	260
Balance at December 31, 2018	86	742	291	89	27	1,235

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total

Balance at December 31, 2016	148	586	302	109	32	1,177
Additions	162	125	856	241	44	1,428
Payments	-	(37)	(301)	(94)	(15)	(447)
Reversals	(114)	(102)	(328)	(178)	(31)	(753)
Transfer to instalments taxes	(42)	(89)	-	-	-	(131)
Monetary adjustment	(26)	38	116	34	5	167
Liabilities related to assets held for sale and discontinued operations (see Note 32)	(54)	42	(314)	(7)	(1)	(334)
Balance at December 31, 2017	74	563	331	105	34	1,107

21.3.   Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

21.3.1.  PIS and COFINS

Since the adoption of the non cumulative regime to calculate PIS and COFINS, Company and its subsidiaries have challenged the right to deduct ICMS from the calculation basis for both contributions. On March 15, 2017, STF ruled that ICMS should be excluded from the calculation basis of PIS/Cofins, in accordance to the thesis pleaded by the Company. In 2017, the Company reversed a provision of R$117 based on its legal information and its respective legal counsel.

Since the decision of the STF on March 15, 2017, the procedural steps were within the anticipated by our legal advisors without any change in the management's judgment regarding, however without there being a final decision expected on the subject, related to the judgment of the appeal filed by the prosecution. The Company and its external legal counsel estimate that the decision related to the application of the effects will not limit the right of the judicial claim proposed by the Company, nevertheless, the elements of the process still pending of decision do not allow the recognition of the asset related to the credits to be measured since the Company started the claim in 2003. The Company estimates the potential of its tax credits for the retail activity to be R$1,400.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for risks - Continued

21.3.                Tax - Continued

21.3.1.   PIS and COFINS - Continued

Still in relation to the theme, as disclosed in Via Varejo’s financial statements of December 31, 2018, the tax credits for this subsidiary, classified as discontinued operations, were estimated approximately R$1,106, begin R$653 of discontinued operations and R$453 of continued operations is attributed to the Company due to an agreement between shareholders and the Company.

Regarding the remainder accrued amount for other discussions related to PIS and COFINS includes challenging of tax offset and other small amounts, as of December 31, 2018 represent R$234, being R$86 of continued operations and R$148 of discontinued operations (R$184 as of December 31, 2017, being R$74 of continued operation and R$110 of discontinued operations).

21.3.2.  Tax

The Company analyzed the other tax claims, together with its external legal counsel, and determined them to be as probable losses and accrued by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) other minor issues. The amount accrued for these matters as of December 31, 2018 is R$341 beging R$340 of continued operation and R$1 of discontinued operations (R$184 as of December 31, 2017, beging R$183 of continued operation and R$1 of discontinued operations).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$92 as of December 31, 2018 (R$142 as of December 31, 2017) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$221 (R$167 in December 2017) representing the estimatio of probable loss evaluated by management based on documentation evidence aspect of the claims.

21.3.3.  Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of December 31, 2018 is R$89 being R$88 of continued operation and R$1 of discontinued operations (R$72 in December 31, 2017, being R$71 of continued operation and R$1 of discontinued operations).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for risks - Continued

21.3.   Tax - Continued

21.3.4.  Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15 (R1)/(IFRS 3). As of December 31, 2018, the recorded amount is R$92 (R$90 as of December 31, 2017). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

21.4.   Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2018, the Company recorded a provision of R$991, being R$291 for continued operations and R$700 for discontinued operations (R$1,284 as of December 31, 2017, being R$331 for continued operations and R$953 for discontinued operations). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

21.5.Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•       The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of December 31, 2018, the amount accrued for these lawsuits is R$94, being R$49 for continued operations and R$45 for discontinued operations (R$125 as of December 31, 2017, being R$61 for continued operations and R$64 for discontinued operations), for which there are no escrow deposits.

•       The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On December 31, 2018 the amount of this provision is R$37, being R$27 for continued operations and R$10 for discontinued operations (R$43 on December 31, 2017, being R$34 for continued operations and R$9 for discontinued operations).

•       As of December 31, 2018, the amount accrued related to other civil matters is R$113, being R$40 for continued operation R$73 for discontinued operations (R$146 as of December 31, 2017, being R$44 for continued operation R$102 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for risks – Continued

21.5.Civil and others - Continued

Total civil lawsuits and others as of December 31, 2018 amount to R$244, being R$116 for continued operations and R$128 for discontinued operations (R$314 as of December 31, 2017, being R$ 139 for continued operations and R$175 for discontinued operations).

21.6.Non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$12,292, being R$10,671 for continued operations and R$1,621 for discontinued operations at December 31, 2018 (R$11,778 in December 31, 2017, being R$10,159 for continued operations and R$1,619 for discontinued operations), and are mainly related to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$453, being R$420 for continued operations and R$33 for discontinued operations as December 31, 2018 (R$474 as of December 31, 2017, being R$443 for continued operations and R$31 for discontinued operations). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. Among those claims, there are one tax assessment related to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio (goodwill Mandala) accrued in the year of 2009. The restated amount of the assessment notice correspond to R$89 of income tax and social contribution (R$85 at December 31, 2017). The lawsuits await administrative and court ruling. The amount involved is R$1,177, being R$1,021 for continued operations and R$156 for discontinued operations as December 31, 2018 (R$964 as of December 31, 2017, being R$826 for continued operations and R$138 for discontinued operations).

•       COFINS, PIS and IPI – the Company has been challenged about offsets, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products (“produtos monofásicos”), among others less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,430, being R$1,985 for continued operations and R$445 for discontinued operations as December 31, 2018 (R$2,124 as of December 31, 2017, being R$1,705 for continued operations and R$419 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for risks – Continued

21.6.Non-accrued contingent liabilities - Continued

·       ICMS – GPA received tax assessment notices by the State tax authorities regarding the appropriation of credits of: (i) electric energy; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$7,357, being R$6,582 for continued operations and R$775 for discontinued operations as of December 31, 2018 (R$7,246 as of December 31, 2017, being R$6,493 for continued operations and R$753 for discontinued operations), which await a final decision at the administrative and court levels. With the amendment of the ICMS Regulation of the State of São Paulo, the Company filed a request for a debt review, in the face of the fines when there were changes in the criterion, which was accepted by SEFAZ, resulting in a reduction of R$431 through payment of R$5, which occurred in April and May 2018.

·      Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$290, being R$150 for continued operations and R$140 for discontinued operations as December 31, 2018 (R$281 as of December 31, 2017, being R$150 for continued operations and R$131 for discontinued operations), which await decision at the administrative and court levels.

·      Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values actions in the civil court, special civil court and proceedings of inspection agencies of consumer protection, (Consumer Protection Agency  - PROCON), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$585, being R$513 for continued operations and R$72 for discontinued operations as December 31, 2018 (R$689 as of December 31, 2017, being R$542 for continued operations and R$147 discontinued operations).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,317 in December 31, 2018 (R$1,223 in December 31, 2017).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2018 the estimated amount, in case of success in all lawsuits, is approximately R$209, being R$186 for continued operations and R$23 for discontinued operations (R$201 as of December 31, 2017, being R$182 for continued operations and R$19 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

21.    Provision for risks – Continued

21.7.Judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded judicial deposits as follows.

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017

Tax	168	138	237	204
Labor	417	423	463	474
Civil and other	24	33	34	42
Regulatory	15	15	42	42
Total	624	609	776	762

21.8.Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	2018	2017	2018	2017	2018	2017

Tax	838	858	9,033	7,324	9,871	8,182
Labor	3	3	190	91	193	94
Civil and other	9	-	252	125	261	125
Regulatory	3	6	181	154	184	160
Total	853	867	9,656	7,694	10,509	8,561

The cost of letter of guarantees is approximately 0.67% per year of the amount of the lawsuits and is recorded as expense.

21.9.Cnova N.V. litigation

Our subsidiary Cnova N.V., a Dutch public limited company, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, were named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York, related to the assumption of internal investigation, concluded on July 22, 2016, conducted by Cnova N.V., Cnova Brasil e its advisors. In October 11, 2017 the Court for the Southern District of New York approved preliminarily an agreement with the plaintiffs’ shareholders.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

21.  Provision for risks – Continued

21.9.Cnova N.V. litigation - Continued

Subject to the settlement agreement’s terms, a fund of $28.5 million will become available by Cnova N.V. for distribution amongst the former Cnova shareholders as well as to the plaintiffs’ lawyers. A portion of this amount will be used to cover the settlement fund’s administrative costs. In addition, subject to the terms of the settlement, all defendants are acquitted of all liability emanating from the allegations made in the class action suit. Following the March 15, 2018 hearing, the court entered on March 19, 2018 the final order giving the definitive approval to the settlement, closing the judicial proceedings with the United States District Court for the Southern District of New York and releasing defendants of the claims alleged against them accordingly. In the coming period, notices will be sent by the plaintiffs’ lawyer with more information concerning the settlement. The vast majority of this settlement amount was funded by Cnova N.V. insurers. The remainder as well as all expected related costs were covered by Cnova’s provision recorded in 2016 representing insurance deductible and total legal costs. Accordingly, the settlement has no material impact on Cnova N.V. net results.

Regarding the SEC investigation, on December 14, 2018, the Cnova N.V. received written notification from the SEC staff that they have closed their investigation related to inventory management and accounting issues at Cnova’s former Brazilian subsidiary, as first reported in December 2015, and that they will not initiate any enforcement action against Cnova in connection with these issues. Therefore, no penalty, fine or other sanction will be applied in this matter.

22.  Leasing transactions

22.1.Operating lease

(i)   Minimum rental payment on termination of lease agreements

The Company analyzed and concluded that the rental agreements are cancelable over their term. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of monthly rent over the total amount of rent remaining until the end of the agreements, as demonstrated in the table below:

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Minimum rental payments:
Minimum payments on the termination date	367	356	411	392

Total	367	356	411	392

(ii)   Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Expenses (income) for the year
Non contingent payments and Contingent payments	762	743	982	937
Sublease rentals (*)	(177)	(166)	(191)	(174)

(*) Refers, mainly to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

22.  Leasing transactions – Continued

22.2.Finance lease

Finance lease agreements amounted to R$152 as of December 31, 2018 (R$195 as of December 31, 2017), as shown in the table below:

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Financial lease liability – minimum rental payments:
Up to 1 year	30	46	35	51
1 - 5 years	90	110	92	117
Over 5 years	23	25	25	27
Present value of finance lease agreements	143	181	152	195

Future financing charges	163	175	172	185
Gross amount of finance lease agreements	306	356	324	380

23.    Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from its suppliers.

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017

Future revenue agreement	16	-	16	-
Additional or extended warranties	19	27	19	27
Barter agreement	-	-	-	14
Services rendering agreement - Allpark	11	13	11	13
Revenue from credit card companies	44	-	44	-
Back lights	-	-	134	104
Others	9	10	39	10
	99	50	263	168

Current	89	28	250	146
Noncurrent	10	22	13	22

24.    Shareholders’ equity

24.1.Capital stock

The subscribed and paid-up capital as of December 31, 2018 is represented by 266,845 (266,579 as of December 31, 2017) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares (99,680 as of December 31, 2017) and 167,165 in thousands of preferred shares (166,899 as of December 31, 2017).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity - Continued

24.1.   Capital stock - Continued

At the Board of Directors’ Meetings held on February 19, 2018, April 26, 2018, July 24, 2018, November 29, 2018 and December 10, 2018  were approved capital increases amounting to R$3 (R$11 on December 31, 2017) through  the issuance of 265 thousands preferred shares (487 thousands of preferred shares on December 31,2017). On December 31, 2018, the capital stock is R$ 6,825 (R$ 6,822 on December 31, 2017).

24.2.   Share rights

The preferred shares do not have voting rights, assuring to its owners the following rights and advantages: (i) priority in the capital reimbursement in case of Company´s liquidation, (ii) priority in the receipt of annual minimum dividend in the amount of R$0.08 per share, non-cumulative; (iii) priority in the receipt of dividend 10% higher than the dividend attributed to the common shares, including for the purposes of the calculation the amount paid in item (ii) above.

When any related party purchases shares of the Company’s equity share capital (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

24.3.   Granted options

The “options granted” caption recognizes the effects of the Company’s executives’ share-based payments under technical pronouncement CPC 10 (R1) (IFRS 2) – Share-based payment.

24.4.   Earnings reserve

(i)   Legal reserve: corresponds to appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)  Expansion reserve: corresponds to appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

24.5.Stock option plan for preferred shares

On May 9, 2014, our shareholders approved at the Extraordinary General Meeting (i) the discontinuation of the Stock Option Plan "Ações com Açúcar” (Actions with Sugar or "Former Stock Option Plan"), approved in the Extraordinary General Meeting held on December 20, 2006, for new grants of options, subject to the options already granted to remain in force under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard grant agreement ("Option Plan"); and (iii) the creation of the Share Based Payment Plan and its standard grant agreement ("Compensation Plan" and, together with the Former Option Plan and the Stock Option Plan, the "Plans")

The following describes the Former Stock Option Plan on December 31, 2018.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

24.  Shareholders’ equity - Continued

24.5.Stock option plan for preferred shares - Continued

Compensation Plan

The Compensation Plan is managed by the Board of Directors, assigning to the Human Resources and the Compensation Committee the responsibility to grant the options and the advisory in managing the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each series of the granting of stock options will receive the letter "B" followed by a number. In the fiscal year ended December 31, 2018, was in force options granted B3, B4 and B5 Series of the Compensation Plan.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period").

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the Exercise Period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price").

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

The Company withhold any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Option Plan

The Stock Option Plan will be managed by the Board of Directors, assigning to the Human Resources and Compensation Committee the responsability to grant the options and the advisory in managing of the Stock Option Plan (the "Committee").

Committee members will meet for the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each series of the granting of stock options will receive the letter "C" followed by a number. In the fiscal year ended December 31, 2018, was in force options granted C3, C4 and C5 Series Option Plan.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity – Continued

24.5.Stock option plan for preferred shares – Continued

Option Plan - Continued

For each serie of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the average of the Company's preferred shares traded in the prior twenty (20) days in B3 - Securities, Commodities and Futures prior to the date of the Committee meeting that decides upon the granting of the options that series ("Exercise Price").

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Grant Date ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the Grant Date, and ends on the last day of the 42 (forty-second) month as of the Grant Date ("Exercise Period"), provided the exceptions included in the Compensation Plan.

The participant may exercise their total purchase options or in part, in one or more times, if for each year the Option Exercise Agreement is submitted during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information on the former stock option plan, stock option plan and compensation plan is summarized below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

24.  Shareholders’ equity – Continued

24.5.         Stock option plan for preferred shares – Continued

				Exercise price		Lot of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Expired	Total in effect
Balance at December 31, 2018
Série B2	05/29/2015	06/01/2018	11/30/2018	0.01	0.01	337	(272)	(38)	(27)	-
Série C2	05/29/2015	06/01/2018	11/30/2018	77.27	77.27	337	(3)	(125)	(209)	-
Série B3	05/30/2016	05/30/2019	11/30/2019	0.01	0.01	823	(281)	(75)	-	467
Série C3	05/30/2016	05/30/2019	11/30/2019	37.21	37.21	823	(274)	(108)	-	441
Série B4	05/31/2017	05/31/2020	11/30/2020	0.01	0.01	537	(159)	(43)	-	335
Série C4	05/31/2017	05/31/2020	11/30/2020	56.78	56.78	537	(157)	(44)	-	336
Série B3 –Tranche 2	04/27/2018	05/30/2019	11/30/2019	0.01	0.01	95	-	-	-	95
Série C3 - Tranche 2	04/27/2018	05/30/2019	11/30/2019	56.83	56.83	95	-	-	-	95
Série B5	05/31/2018	05/31/2021	11/30/2021	0.01	0.01	499	(1)	(5)	-	493
Série B5	05/31/2018	06/30/2018	06/30/2018	0.01	0.01	95	(95)	-	-	-
Série C5	05/31/2018	05/31/2021	11/30/2021	62.61	62.61	499	(1)	(5)	-	493
Série C5	05/31/2018	06/30/2018	06/30/2018	62.61	62.61	95	(95)	-	-	-
						4,772	(1,338)	(443)	(236)	2,755

				Exercise price		Lot of shares
Series granted	Grant date	1st date of exercise	Expiration date	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Expired	Total in effect
Balance at December 31, 2017
Série B1	05/30/2014	06/01/2017	11/30/2017	0.01	0.01	239	(166)	(73)	-	-
Série C1	05/30/2014	06/01/2017	11/30/2017	83.22	83.22	239	(12)	(108)	(119)	-
Série B2	05/29/2015	06/01/2018	11/30/2018	0.01	0.01	337	(119)	(37)	-	181
Série C2	05/29/2015	06/01/2018	11/30/2018	77.27	77.27	337	-	(71)	-	266
Série B3	05/30/2016	05/30/2019	11/30/2019	0.01	0.01	823	(246)	(41)	-	536
Série C3	05/30/2016	05/30/2019	11/30/2019	37.21	37.21	823	(130)	(42)	-	651
Série B4	05/31/2017	05/31/2020	11/30/2020	0.01	0.01	537	(146)	(11)	-	380
Série C4	05/31/2017	05/31/2020	11/30/2020	56.78	56.78	537	(1)	(11)	-	525
						3,872	(820)	(394)	119	2,539

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity – Continued

24.5.Stock option plan for preferred shares – Continued

Consolidated information of share-based payment plans – GPA

Company implemented two new share-based plans in 2018, B5 and C5 series.

According to the terms of the plans, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 6 months after the end of the vesting period. The condition to exercise the options is the beneficiary to stay as an employee. The series are different, exclusive, in the exercise price of the options and in the existence or not of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series 1,188 thousands options of shares were granted.

At December 31, 2018 there were 233 thousands treasury-preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at B3 was R$80.98 per share.

The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until 2018:

	12.31.2018	12.31.2017

Number of shares	266,845	266,579
Balance of effective stock options granted	2,755	2,539
Maximum percentage of dilution	1.03%	0.95%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B1 and C1: (a) expectation of dividends of 0.96%, (b) expectation of volatility of nearly 22.09% and (c) the weighted average interest rate of 11.70%.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B2 and C2: (a) Dividends expectations of 1.37%; (b) volatility expectation of 24.34% and (c) the weighted average interest rate of 12.72%.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B3 and C3: (a) Dividends expectations of 2.50%; (b) volatility expectation of 30.20% and (c) the weighted average interest rate of 13.25%.

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B4 and C4: (a) expectation of dividends of 0.57%, (b) expectation of volatility nearly 35.19% and (c) the weighted average interest rate without risk of 9.28% and 10.07%; (d) vesting period of 18 to 36 months.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity – Continued

24.5.Stock option plan for preferred shares – Continued

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B5 and C5 series: (a) dividend expectation of 0.41%, (b) volatility expectation of nearly 36.52% and (c) the weighted average interest rate of 9.29%.

The expectation of remaining average life of the series outstanding at December 31, 2018 is 1.25 year (1.53 year at December 31, 2017). The weighted average fair value of options granted at December 31, 2018 was R$45.24 (R$39.07 at December 31, 2017).

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2017
Granted during the period	1,073	28,40
Cancelled during the period	(110)	40,56
Exercised during the period	(699)	22,14
Expired during the period	(119)	83,22
Outstanding at the end of the period	2,539	29,48	1.53
Total to be exercised at December 31, 2017	2,539	29,48	1.53

At December 31, 2018
Granted during the period	1,378	30,91
Cancelled during the period	(229)	38,64
Exercised during the period	(697)	31,96
Expired during the period	(236)	68,62
Outstanding at the end of the period	2,755	26,03	1.37
Total to be exercised at December 31, 2018	2,755	26,03	1.37

The amounts recorded in the Parent Company and Consolidated statement of operations, for the year ended December 31, 2018 were R$20 (R$16 as of December 31, 2017).

24.6.Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) of Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V. The effect in the Parent Company was R$24 (R$20 on December 31, 2017).

24.7.   Tax incentive reserve

On June 29, 2018, was approved in extraordinary shareholders’ meeting the proposal the management to reallocate the amount R$48 arising from tax incentives treated as subsidies for investments granted to the Company in the years of 2013 to 2017, initially destined to the expansion reserve. In December 2018 the company allocated an additional R$10 reserve tax incentives to be approved at an Extraordinary General Meeting.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

24.    Shareholders’ equity – Continued

24.8.Dividends

In 2018 the Board of Directors approved the prepayment of interest on own capital total gross value of R$261, as detailed below:

On April 26, 2018 approved the value of R$75 being R$0.2910893309 per preferred share and R$0.2646266644 per common share, paid on June 12, 2018.

On September 27, 2018 approved the value of R$115 being R$0.446593630 per preferred share and R$0.405994209 per common share, paid on November 29, 2018.

On November 29, 2018 approved the value of R$71 being R$0.277404648 per preferred share and R$0. 252186044 per common share, paid on December 14, 2018.

Company’s management proposed dividends, calculated according to the table below, considering the interest on own capital paid to its shareholders the net amount of R$69, realized in 2018.

	Proposed dividends
	12.31.2018	12.31.2017
		Restated

Net income, net for the year	1,193	580
Legal reserve	(60)	(31)
Tax incentives reserve	(10)	-
Calculation basis of dividends	1,123	549
Mandatory minimum dividends – 25%	281	137
Additional Dividends	-	10

Payment of interim dividends as interest on own capital	(225)	(69)
Compulsory minimum dividends	56	78

Company’s bylaw establishes a minimum dividend of 25% of profit for the year, with the calculation of the result for the year, may be higher as decided by the Board.

25.    Net operating revenue

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Gross sales
Goods	28,416	28,286	53,643	48,597
Services rendered	413	359	456	365
Sales returns and cancellations	(435)	(481)	(484)	(523)
	28,394	28,164	53,615	48,439

Taxes on sales	(2,197)	(2,174)	(4,227)	(3,805)

Net operating revenues	26,197	25,990	49,388	44,634

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

26.    Expenses by nature

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
		Restated		Restated

Cost of inventories	(17,548)	(16,703)	(36,239)	(32,140)
Personnel expenses	(3,429)	(3,541)	(4,846)	(4,691)
Outsourced services	(484)	(532)	(636)	(648)
Functional expenses	(1,766)	(1,891)	(2,380)	(2,376)
Selling expenses	(999)	(947)	(1,334)	(1,226)
Other expenses	(606)	(530)	(753)	(624)
	(24,832)	(24,144)	(46,188)	(41,705)

Cost of sales	(18,854)	(18,016)	(37,834)	(33,646)
Selling expenses	(5,213)	(5,336)	(7,297)	(7,027)
General and administrative expenses	(765)	(792)	(1,057)	(1,032)
	(24,832)	(24,144)	(46,188)	(41,705)

27.    Other operating expenses, net

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017

Tax installments and other tax risks	(217)	(191)	(181)	(217)
Restructuring expenses	(138)	(119)	(147)	(107)
Losses on disposal of fixed assets (a)	170	(187)	112	(247)
Others	-	(10)	-	(8)
	(185)	(507)	(216)	(579)

(a) Amount composed mainly of the sale of three properties in the amount of R$418, at the cost of R$222. The remaining balance consists of write-offs in the normal course of the transaction.

28.      Financial income (expenses), net

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Finance expenses:
Cost of debt	(345)	(467)	(390)	(498)
Cost of the anticipation of receivables	(114)	(107)	(155)	(144)
Monetary restatement loss	(88)	(123)	(78)	(131)
Other finance expenses	(58)	(115)	(82)	(138)
Total financial expenses	(605)	(812)	(705)	(911)

Financial income:
Income from short term instruments	22	30	26	38
Monetary restatement gain	132	114	194	137
Other financial income	8	8	11	6
Total financial income	162	152	231	181

Total	(443)	(660)	(474)	(730)

The hedge effects are recorded as cost of debt and disclosed in Note 18.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

29.    Earnings per share

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	12.31.2018			12.31.2017
	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Net income (loss) allocated to common and preferred shareholders – continued operations	813	441	1,254	294	161	455
Net income (loss) allocated to common and preferred shareholders - discontinued operations	(38)	(23)	(61)	81	44	125
Net income (loss) allocated to common and preferred shareholders	775	418	1,193	375	205	580

Basic denominator (millions of shares)
Weighted average of shares	167	100	267	166	100	266

Basic earnings per millions of shares (R$) – continued operations	4.86842	4.42584		1.77904	1.61730
Basic earnings per millions of shares (R$) - discontinued operations	(0.22714)	(0.22714)		0.47908	0.43554
Basic earnings per millions of shares (R$) - total	4.64129	4.19870		2.25812	2.05284

Diluted numerator
Net income (loss) allocated to common and preferred shareholders – continued operations	813	441	1,254	294	161	455
Net income (loss) allocated to common and preferred shareholders - discontinued operations	(38)	(23)	(61)	81	44	125
Net income (loss) allocated to common and preferred shareholders	775	418	1,193	375	205	580

Diluted denominator
Weighted average of shares (in millions)	167	100	267	166	100	266
Stock call option	1	-	1	1	-	1
Diluted weighted average of shares (millions)	168	100	268	167	100	267

Diluted earnings per millions of shares (R$) – continued operations	4.83520	4.42584		1.76950	1.61730
Diluted earnings per millions of shares (R$) – discontinued operations	(0.22559)	(0.22714)		0.47650	0.43554
Diluted earnings per millions of shares (R$) – total	4.60961	4.19870		2.24600	2.05284

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

30.    Segment information

Management considers the following segments:

•       Food retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Cash & Carry – includes the brand “ASSAÍ”.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Company is engaged in operations of retail stores located in 22 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations, At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as determined by the information regularly reviewed by the chief operating decision-maker.

Home appliances and e-commerce segments are presented as discontinued operations for the years 2018 and 2017 (as per note 32) and kept in this note for purposes of reconciliation as consolidated accounting information.

Information on the Company’s segments as of December 31, 2018 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

30.    Segment information – Continued

Description	Retail (*)		Cash & Carry		Assets held for sale and discontinued operations (**)		Subtotal		Eliminations/ Others(***)		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
		Restated		Restated		Restated		Restated		Restated		Restated

Net operating revenue	26,489	26,194	22,899	18,440	-	-	49,388	44,634	-	-	49,388	44,634
Gross profit	7,389	8,036	4,165	2,952	-	-	11,554	10,988	-	-	11,554	10,988
Depreciation and amortization	(608)	(604)	(232)	(175)	-	-	(840)	(779)	-	-	(840)	(779)
Share of profit of subsidiaries and associates	79	48	-	-	-	-	79	48	(46)	(137)	33	(89)
Operating income	656	797	1,567	822	-	-	2,223	1,619	(46)	(137)	2,177	1,482
Net financial expenses	(428)	(682)	(46)	(48)	-	-	(474)	(730)	-	-	(474)	(730)
Profit(loss) before income tax and social contribution	228	115	1,521	774	-	-	1,749	889	(46)	(137)	1,703	752
Income tax and social contribution	18	(63)	(467)	(234)	-	-	(449)	(297)	-	-	(449)	(297)
Net income (loss) for continued operations	246	52	1,054	540	-	-	1,300	592	(46)	(137)	1,254	455
Net income (loss) for discontinued operations	(28)	(33)	-	-	(46)	389	(74)	356	-	-	(74)	356
Net income (loss) of year end	218	19	1,054	540	(46)	389	1,226	948	(46)	(137)	1,180	811

Current assets	7,680	7,187	4,218	3,090	24,557	22,996	36,455	33,273	(151)	(257)	36,304	33,016
Noncurrent assets	11,532	11,150	5,029	3,569	-	-	16,561	14,719	(16)	(28)	16,545	14,691
Current liabilities	8,245	7,966	5,248	3,414	19,459	17,897	32,952	29,277	(167)	(285)	32,785	28,992
Noncurrent liabilities	5,716	4,973	409	701	-	-	6,125	5,674	-	-	6,125	5,674
Shareholders' equity	5,251	5,398	3,590	2,544	5,098	5,099	13,939	13,041	-	-	13,939	13,041

(*) Food retail includes GPA Malls & Properties.

(**) See note 32.

(***) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Luxco.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

30.    Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	12.31.2018	12.31.2017
Extra / Compre Bem	15,792	16,110
Assaí	22,899	18,440
Pão de Açúcar	6,860	6,659
Proximidade	1,182	1,085
Other business	2,655	2,340
Total net operating revenue	49,388	44,634

31.    Non cash transactions

During 2018 and 2017 the Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•       Purchase of fixed assets not paid yet as note 14.3;

•       Purchase of intangible assets not paid yet as per note 15.3;

•       Deferred income tax  as per note 20;

•       Additions/reversals to provisions for risk as per note 21;

•       Capital increase at Sendas and Comprebem with property and equipment as per note 13;

•       Recognition of ICMS tax credits, according to note 11.

32.    Non current assets held for sale and discontinued operations

Composition:
Net assets Via Varejo (see note 32.1)	24,413
Property/lands held for sale CBD (*)	30
Total	24,443

The Company entered into a contract for the purchase of a land on September 29, 2018 for R$115, the sale of which was not recognized under IFRS 15 due to the contractual characteristics of long-term payment and transfer of legal title at a date to be defined by the buyer.

32.1.   Ongoing transaction to dispose of Via Varejo subsidiary

The Board of Directors held on November 23, 2016 approved a process to dispose of the Company’s interest in Via Varejo’s capital stock, in line with its long-term strategy of focusing on the development of the food activity.

Throughout 2018 the Company actively sought to sell to potential strategic investors that were not completed until December 31, 2018 due to external factors beyond the Company's control, among others, the macroeconomic scenario. The Board of Directors increased the sale alternatives by determining the conclusion until December 31, 2019, including the possibility of selling the interest through operations in the capital market.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

32.  Non current assets held for sale and discontinued operations – Continued

32.1.Ongoing transaction to dispose of Via Varejo subsidiary - Continued

In November 2018, the process of migrating the Via Varejo shares to the Novo Mercado segment of B3 was completed.

Within this new context, at the same meeting, the Board of Directors authorized the sale of 50,000,000 common shares of Via Varejo, corresponding to 3.86% of its share capital, through a transaction of TRS (Total Return Swap) with a leading financial institution (note 17.10), whereby such shares were sold in daily operations conducted by the bank. The operation does not imply altering the composition of the control or in the administrative structure of Via Varejo. The contract will expire on April 30, 2019.

Accordingly, as the sale of the Company's investment in Via Varejo in 2019 is probable, the subsidiary's operations are presented as discontinued operations as required in CPC 31 - Non-current assets held for sale and discontinued operation (IFRS 5). The disclosure of the net income of Via Varejo is included in a single line in the statement of income after taxes and the balances of assets and liabilities as held for sale and discontinued operations.

Statement of value added on December 31, 2018 and 2017 also discloses the discontinued operations as a single line, nevertheless, for cash flows there were no effects as per IFRS 5 being disclosed at this note the effect of discontinued operations. Non current assets and liabilities held for sale on December 31, 2018 were R$24,443 (R$22,775 on December 31, 2017) and R$19,412 (R$17,824 on December 31, 2017), respectively. The net effects on discontinued operations were a net loss of R$74 in 2018 (net income of R$356 at December 31, 2017).

Via Varejo shares are listed on B3 under ticker symbol “VVAR3, whose individual and consolidated financial statements can be found on the investor relations website (www.ri.viavarejo.com.br). See below the summary of the consolidated statement of operations, balance sheet and cash flow statements of Via Varejo before the eliminations, including effects of the purchase price allocation of Globex and Casa Bahia acquisition.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.1.   Ongoing transaction to dispose of Via Varejo subsidiary - Continued

Balance sheet (*):

	12.31.2018	12.31.2017	01.01.2017
		Restated	Restated
Assets
Current
Cash and cash equivalents	3,711	3,559	4,030
Trade receivables, net (i)	3,768	3,750	2,571
Inventories, net	4,773	4,379	3,054
Recoverable taxes	1,060	219	581
Other current assets	100	168	123
Total current assets	13,412	12,075	10,359

Noncurrent
Trade receivables, net	217	201	204
Recoverable taxes	2,519	2,725	2,317
Other accounts receivable, net	984	962	615
Deferred income tax and social contribution	445	415	351
Related parties	322	539	681
Investment properties	108	81	142
Property and equipment, net	1,925	1,711	1,550
Intangible assets, net	4,625	4,287	4,170
Total noncurrent assets	11,145	10,921	10,030
Total assets	24,557	22,996	20,389

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.1.   Ongoing transaction to dispose of Via Varejo subsidiary - Continued

Balance sheet (*):

Liabilities	12.31.2018	12.31.2017	01.01.2017
Current
Trade payable, net	8,652	7,726	5,618
Structured payable program	421	437	489
Borrowings and financing (i)	3,378	3,802	3,532
Related parties	187	139	189
Other current liabilities (ii)	2,248	2,176	2,231
Total current liabilities	14,886	14,280	12,059

Noncurrent
Borrowings and financing (i)	1,020	397	407
Deferred income tax and social contribution	840	840	849
Other noncurrent liabilities (ii)	2,713	2,380	2,329
Total noncurrent liabilities	4,573	3,617	3,585
Shareholders’ equity	5,098	5,099	4,745
Total liabilities and shareholders’ equity	24,557	22,996	20,389

(*) Before intercompany eliminations with GPA in the amount R$144 of assets and R$47 of liabilities. In the total balance held for sale of the balance sheet as of December 31, 2018, R$30 refers to the reclassification of a CBD land available for sale.

(i) Includes financed sales through CDCI, whose value on December 31, 2018 is R$ 2,297 in assets (R$ 2,382 at December 31, 2017) and R$ 3,400 in liabilities (R$ 3,466 on December 31, 2017).

(ii) Includes balance of R$2,006 on December 31, 2018 (R$1,374 on December 31, 2017) of deferred revenue related to the advance received from Zurich Seguros (extended warranty and insurance) and from Bradesco (cards transactions and banking correspondent).

Parent Company’s effects	Note	2018	2017
Reclassification of investment for held for sale	13.1	1,805	1,808
Reclassification of goodwill for held for sale	15	179	179
Assets held for sale and discontinued operations		1,984	1,987

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.1     Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Statement of operations (*)	12.31.2018	12.31.2017
		Restated

Net operating revenue	26,928	25,690
Cost of sales	(18,963)	(17,343)
Gross profit	7,965	8,347
Operating income (expenses)
Selling, general and administrative expenses	(6,768)	(6,810)
Share of profit of associates	40	20
Other operating expenses, net	(550)	(218)
	(7.278)	(7,008)
Profit from operations before net financial result	687	1,339
Financial expenses, net	(743)	(770)
Income (loss) before income tax and social contribution	(56)	569
Income tax and social contribution	34	(164)

Net income for the year	(22)	405
Attributed to:
Controlling shareholders	(9)	175
Non-controlling shareholders	(13)	230

(*) Before eliminations of amounts of related parties with GPA.

Description	12.31.2018	12.31.2017
Sales net income	(43)	(36)
Cost of goods sold	(9)	(8)
Selling costs	1	-
General and administrative expenses	3	(1)
Financial result	17	21
Income tax and social contribution	8	6
Total	(23)	(18)

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences form prior periods to acquisition, paid to Via Varejo. According to IFRS 5, these costs were reclassified to discontinued operations in the amount of R$(29) in 2018 (R$(32) in 2017).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

32.    Non current assets held for sale and discontinued operations – Continued

32.1     Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Cash flow	12.31.2018	12.31.2017
Cash flow provided by (used in) operating activities	841	70
Net cash used in investing activities	(590)	(333)
Net cash provided by (used in) financing activities	(99)	(208)
Cash variation in the period	152	(471)

32.2     Fair Value Via Varejo

Also according to CPC 31 (IFRS 5) the Via Varejo investment should be recognized considering the lower of the book value of the net assets and the fair value less cost of sale.

The Company determined that the fair value less cost of selling the Via Varejo is higher than the book value of the net assets held for sale, considering the recent average price of the Via Varejo in the date and date subsequent of the financial statements.

33.    Insurance coverage

     The insurance coverage as of December 31, 2018 is summarized as follows:

		Amount insured
Insured assets	Covered risks	Parent Company	Consolidated
Property and equipment and inventories	Assigning profit	15,361	15,546
Profit	Loss of profits	5,850	8,930
Cars and Others (*)	Damages	281	291

The Company maintains specific policies for general civil liability of R$100 and civil responsibility of R$134, coverage against fraud and risk (Criminal) in the amount of R$33 and risk of damage protection and Cybersecurity responsibility (Cyber) of R$41. Totaling the coverage of R$308.

      (*)           The value reported above does not include coverage of the hulls, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

34.    Subsequent events

34.1.   Issuance of promissory note

On December 17, 2018, the Board of Directors approved the 4th issuance of commercial promissory notes in single serie. On January 10, 800 promissory notes were issued with a unitary value of R$1 and a total value of R$800. The debentures will have a term in January 9, 2022, except for the early redemption hypotheses.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In millions of Brazilian reais, unless otherwise stated)

34.    Subsequent events - Continued

34.2.Foreign currency loan agreement

On January 3, 2019 Sendas entered into a foreign currency loan agreement with Scotiabank in the amount of US$ 50, which corresponds to R$197. The contract matures on December 27, 2019 and semi-annual interest payment. On the same date, Sendas signed a swap agreement, exchanging the exchange rate risk of CDI.

34.3.TRS (Total Return Swap)

The Board of Directors approved on February 20, 2019, the signing of a new TRS agreement (“TRS”), authorizing the sale of 40.000.000 (forty millions) ordinary shares of Via Varejo held by the Company, corresponding to 3.09% of the share capital of Via Varejo.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 27, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS